

Notice & Proxy
2004 Annual Meeting of Stockholders

Letter to Stockholders
from Too, Inc. Chairman, President & CEO, Mike Rayden

2003 Form 10-K Annual Report

'03 INVESTOR KIT

http://www.tooinc.com
Investors can find up-to-date information on Too, Inc. at its new corporate website.

This Investor Kit replaces the company's Summary Annual Report.

TOO, INC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended January 31, 2004

( ) TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-14987

TOO, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**31-1333930**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

8323 Walton Parkway, New Albany, Ohio 43054

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code **614-775-3500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES X NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

YES X NO

The aggregate market value of the voting stock held by non-affiliates of the Registrant at August 2, 2003 was $608,681,356. There were 34,417,808 shares of the Registrant's common stock outstanding at March 26, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our proxy statement for the Annual Meeting of Stockholders scheduled for May 13, 2004 are incorporated by reference into Part III.

PART I

ITEM 1. BUSINESS

The Company

Too, Inc. (hereafter referred to as "Too" or the "Company") is a rapidly growing operator of two specialty retailing businesses, Limited Too and Justice. Limited Too sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting girls ages seven to fourteen years. Justice, launched by the Company in late January 2004, sells fashionable, value-priced sportswear and key accessory items for girls ages seven to fourteen years. Justice is intended to be located principally in non-mall locations such as power, strip and specialty centers. The Company designs, sources and markets products under the proprietary "Limited Too" and "Justice" brand names. During the year, the Company discontinued its mishmash retail business in favor of redirecting its resources to the Justice concept. In addition, the Company announced it was ending its involvement in the Goldmark joint venture in fiscal 2003. Prior to the August 1999 Spin-off, the Company was a wholly-owned subsidiary of The Limited, Inc. ("The Limited" or "Limited Brands").

In 1987, The Limited established "Limited Too" brand stores adjacent to or as departments within The Limited stores to provide apparel to young girls, and also apparel for infants and toddlers. From 1987 to the end of fiscal 1995, we expanded our locations from two stores to 288 stores. In 1996, a new management team recognized that its core customer had her own emerging sense of style and revised our strategy to focus on girls seven to fourteen years of age as our target customer group. Since then, we have implemented an aggressive store opening campaign to capitalize on our business strengths and have grown our Limited Too store base from 308 stores at the end of fiscal 1996 to 553 stores in 46 states and Puerto Rico at the end of fiscal 2003.

In 1999, the Board of Directors of The Limited approved a plan to distribute to its shareholders all of the outstanding common shares of Too, Inc. Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock initially outstanding as of August 23, 1999. As a result of the Spin-off, the Company became an independent, separately traded, public company. In connection with the Spin-off, Too and The Limited entered into various agreements which covered certain aspects of our past and ongoing relationships with The Limited.

Description of Operations

Limited Too is a specialty retailer of quality apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. Our target customers are active, creative and image-conscious, enjoy shopping and want to describe themselves as "fun" and "cool". We believe our target customers want a broad assortment of merchandise for their range of dressing occasions, including school, leisure activities or special occasions. We continually update our merchandise assortment, which includes non-apparel merchandise, such as candy, jewelry, toiletries, cosmetics and lifestyle furnishings for her room.

To attract our target customers, we create an in-store atmosphere that is visually appealing and provides an enjoyable, safe and exciting shopping experience. We design our stores to provide a "theme park" destination in the mall and to encourage our customers to touch and sample our products. All of our stores contain a wide variety of merchandise for a "one-stop shopping" experience, which has been specifically designed to embody "a store for her" theme. Our stores feature colorful storefront windows, light displays, photographic sticker booths, gumball machines, and eye-catching photographs. Additionally, all stores opened or remodeled since mid-1997 are under the "Girl Power" format which further enhances the shopping experience.

Our merchandise includes:

- apparel, such as jeans and other jeanswear and bottoms, knit tops and T-shirts containing our brand name and other graphics, dresses and outerwear

- accessories, such as costume jewelry, hair ornaments, slippers, key chains, wallets, backpacks, purses, watches and shoes

- lifestyle products, such as bedroom furnishings, music, stationery and candy

- personal care products such as age-appropriate cosmetics and toiletries

- add-ons, such as underwear, sleepwear and swimwear

Justice is our specialty retail brand launched in late January 2004, which offers fashionable, value-priced sportswear for girls ages seven to fourteen years. Justice also has key accessories, such as hats, belts and socks, as well as jewelry and lifestyle items, all presented in a unique, fun store environment primarily in "off-the-mall" locations. Five Justice store were open at the end of fiscal 2003.

Product Development

We develop substantially all of our Limited Too and Justice apparel and add-on assortment through internal design groups, which allows us to create a vast array of exclusive merchandise under our proprietary brands while bringing our products to market expediently. Additionally, because our merchandise is sold exclusively in our own stores, we are able to control the presentation and pricing of our merchandise and provide a higher level of customer service.

Sourcing

We use a variety of sourcing arrangements. We purchased merchandise from approximately 417 suppliers during fiscal 2003. Our largest supplier in fiscal 2003 was Li & Fung, which provided approximately 22% of our merchandise purchases during the year. Historically, our largest apparel supplier was Mast Industries, Inc., a wholly-owned subsidiary of Limited Brands. Mast Industries supplied approximately 15% of the merchandise that we purchased in 2003, down from 24% in 2002. We believe that all transactions that we have entered into with Mast Industries over the years have been on terms consistent with an arm's length basis since we have consistently treated them as if they were a third party. We were not, and will not be, obligated to source products through Mast Industries.

We source a significant amount of our merchandise from foreign factories located primarily in the "Pacific Rim." We do not have any long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of goods which may be imported into the United States from countries in that region. Additionally, as we may enter into manufacturing contracts in advance of the selling season, we may be subject to shifts in demand for certain or all of our products. The Company's business is subject to a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as political instability, currency and exchange risks, and local business practice and political issues. During fiscal 2002, we opened our first direct sourcing office in Hong Kong. This arrangement allows us to bypass agents, brokers and middlemen as we establish increased direct relationships with factories and reduce our sourcing costs. We source primarily from factories with which we have pre-existing relationships, and only on basic items. Direct sourcing purchases represented approximately 7% of our total apparel purchases in fiscal 2003, and we expect direct sourcing to account for approximately 20% to 25% of our hanging merchandise purchases in 2004.

Distribution

In connection with the August 1999 Spin-off, we entered into a services agreement with Limited Logistics Services, a wholly-owned subsidiary of The Limited, to provide distribution services to us covering flow of merchandise from factory to our stores for up to three years after the date of Spin-off. Historically, most of the merchandise and related materials for the Company's stores were shipped to a distribution center owned by The Limited in Columbus, Ohio, where the merchandise was received, inspected, allocated and packed for shipment to stores. Under the service agreement, The Limited distributed merchandise and related materials using common and contract carriers to the Company's stores. Inbound freight was charged to Too based upon actual receipts and related charges, while outbound freight was charged based on a percentage of cartons shipped. On February 15, 2002, we opened our own, newly constructed 470,000 square foot distribution center in Etna Township, Ohio and cancelled our contractual arrangement with The Limited.

Inventory Management

The Company's approach to inventory management emphasizes rapid turnover of a broad assortment of outfits and taking markdowns where required to keep merchandise fresh and current with fashion trends. Our policy is to maintain sufficient quantities of inventory on hand in our retail stores and distribution center so that we can offer customers a full selection of current merchandise.

Seasonality

The Company views the retail apparel market as having two principal selling seasons, Spring and Fall. As is generally the case in the apparel industry, the Company experiences its peak sales activity during the Fall season. This seasonal sales pattern results in increased inventory during the back-to-school and Christmas holiday selling periods. During fiscal year 2003, the highest inventory level approximated $74.4 million at the November 2003 month-end and the lowest inventory level approximated $37.4 million at the May 2003 month-end. Merchandise sales are predominantly paid for by cash, personal check or credit cards.

Stores

At the end of fiscal 2003, the Company operated 553 Limited Too and 5 Justice stores in 46 states and Puerto Rico. The following table shows the number of retail stores operated by the Company over the past five fiscal years:

	Fiscal Years Ended				
	January 31, 2004	**February 1, 2003**	**February 2, 2002**	**February 3, 2001**	**January 29, 2000**
Limited Too:					
Number of stores:					
Beginning of year	510	459	406	352	319
Opened	49	56	57	58	42
Closed	(6)	(5)	(4)	(4)	(9)
	553	510	459	406	352
Stores remodeled	4	9	6	10	18
Stores in Girl Power format	333	280	216	156	89
% in Girl Power format	60 %	55 %	47 %	38 %	25 %
Total square feet at period end (thousands)	2,280	2,091	1,881	1,669	1,441
Average store size at period end (square feet)	4,123	4,100	4,098	4,111	4,094
Annual sales per average square foot	$269	$319	$336	$341	$329
Number of mishmash stores	-	12	7	-	-
Number of Justice stores	5	-	-	-	-

Additional information about the Company's business, including its revenues and profits for the last three years, plus gross square footage is set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in ITEM 7.

Trademarks and Service Marks

The Company owns trademarks and service marks, including Justice, used to identify our merchandise and services, other than our brand name, Limited Too. Many of these marks are registered with the U.S. Patent and Trademark Office. These marks are important to us, and we intend to, directly or indirectly, maintain and protect these marks and their registrations. However, we may choose not to renew a registration of one or more of our merchandise marks if we determine that the mark is no longer important to our business.

We also conduct business in foreign countries, principally because a substantial portion of our merchandise is manufactured outside the United States. We have registered marks in foreign countries to the degree necessary to protect these marks, although there may be restrictions on the use of these marks in a limited number of foreign jurisdictions.

A wholly-owned subsidiary of Limited Brands owns the brand name "Limited Too," which is registered in the United States and in numerous foreign countries. This subsidiary licenses the brand name, royalty-free, to one of our wholly-owned subsidiaries. In connection with the Spin-off, these subsidiaries entered into a trademark and service mark licensing agreement that allows the Company to operate under the "Limited Too" brand name in connection with our 'tween business. The agreement is for an initial term of five years after the Spin-off, renewable annually thereafter at our option.

Competition

The sale of apparel, accessories and personal care products through retail stores and direct-to-consumer channels is a highly competitive business with numerous competitors, including individual and chain fashion specialty stores, department stores, discount retailers and direct marketers. Depth of selection, colors and styles of merchandise, merchandise procurement and pricing, ability to anticipate fashion trends and customer preferences, inventory control, reputation, quality of merchandise, store design and location, advertising and customer services are all important factors in competing successfully in the retail industry. Additionally, factors affecting consumer spending such as interest rates, employment levels, taxation and overall business conditions could have a material adverse effect on the Company's results of operations and financial condition.

Associate Relations

As of January 31, 2004, the Company employed approximately 8,900 associates (none of whom were parties to a collective bargaining agreement), approximately 6,500 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the back-to-school and Christmas holiday shopping seasons.

Available Information

The Company provides free of charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, through our website, www.tooinc.com, as soon as reasonably practicable after such reports are electronically filed with the Securities Exchange Commission.

The Company also posted on its website, under the caption "Corporate Governance," the Company's Corporate Governance Guidelines; Charters of its Board of Directors' Audit Committee, Nominating and Governance Committee, and Stock Option Compensation Committee; the Code of Ethics for Senior Financial Officers; and Code of Business Conduct and Ethics, which applies to all of the Company's directors and associates. These materials will also be provided without charge to any stockholder submitting a written request to Too, Inc., Attn: Investor Relations, 8323 Walton Parkway, New Albany, Ohio 43054.

ITEM 2. PROPERTIES

Our home office facilities are located in New Albany, Ohio, within 10 miles of our previous headquarters in Columbus, Ohio. In February 2002 we transitioned our distribution operations to our own distribution center in Etna Township, Ohio, within 15 miles of our home office facilities. Our distribution center is approximately 470,000 square feet. We own both our distribution center and home office facilities.

As of January 31, 2004, we operated 553 Limited Too and 5 Justice stores, which are located primarily in shopping malls throughout the United States. Of these stores, 459 were leased directly from third parties – principally shopping mall developers – and 94 are governed by leases where the primary tenant is Limited Brands or an affiliate of Limited Brands. Of the 459 stores directly leased, 46 are guaranteed by Limited Brands. Our leases expire at various dates between 2004 and 2014. In fiscal 2003, total store rent was $55.7 million. Minimum rent commitments under non-cancelable store leases as of January 31, 2004 total $55.7 million, $51.9 million, $45.6 million, $38.4 million and $32.8 million for fiscal years 2004 through 2008, respectively, and $87.8 million thereafter.

Typically, when space is leased for a retail store in a shopping center, all improvements, including interior walls, floors, ceilings, fixtures and decorations, are supplied by the tenant. In certain cases, the landlord of the property may provide a construction allowance to fund all or a portion of the cost of improvements. The cost of improvements varies widely, depending on the size and location of the store. Lease terms are typically 10 years and usually include a fixed minimum rent plus a contingent rent based on the store's annual sales in excess of a specified amount. Certain operating costs such as common area maintenance, utilities, insurance and taxes are typically paid by tenants.

Leases with Limited Brands or an affiliate of Limited Brands are on terms that represent the proportionate share of the base rent payable in accordance with the underlying lease plus the portion of any contingent rent payable in accordance with the underlying lease attributable to our performance. Additionally, Limited Brands provides guarantees on certain leases and assesses a fee based on stores' sales exceeding defined levels.

ITEM 3. LEGAL PROCEEDINGS

There are various claims, lawsuits and other legal actions pending for and against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Too's results of operations, cash flows or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Too, Inc. shares are traded on the New York Stock Exchange under the trading symbol "TOO". The following is a summary of the high, low and close sales prices of the Company's common stock as reported on the New York Stock Exchange for the 2003 and 2002 fiscal years:

	Sales Price		
	High	**Low**	**Close**
2003 Fiscal Year			
4th Quarter	$ 20.75	$ 14.90	$ 15.30
3rd Quarter	$ 18.07	$ 13.80	$ 16.50
2nd Quarter	$ 21.95	$ 15.70	$ 17.90
1st Quarter	$ 18.90	$ 13.45	$ 17.95
2002 Fiscal Year			
4th Quarter	$ 30.64	$ 16.32	$ 16.65
3rd Quarter	$ 26.75	$ 19.45	$ 26.00
2nd Quarter	$ 34.50	$ 21.60	$ 22.25
1st Quarter	$ 32.00	$ 24.80	$ 30.38

The Company has not paid any dividends on its common stock and does not intend to pay any dividends in the foreseeable future. It is expected that earnings from the Company's operations will be retained and reinvested to support the growth of the Company's business. At March 26, 2004, the Company had approximately 15,962 shareholders of record.

ITEM 6. SELECTED FINANCIAL DATA

Due to the discontinuation of mishmash in 2003, its results are excluded for all periods presented unless otherwise noted. The following data is in thousands, except per share data, number of stores and annual sales per average square foot:

	Fiscal Year Ended				
	January 31, 2004	February 1, 2003	February 2, 2002	February 3, 2001 (1)	January 29, 2000
Statement of Income Data:					
Net sales	$ 598,681	$ 640,320	$ 600,875	$ 545,040	$ 450,426
Gross income (2)	199,678	237,232	217,644	192,581	158,189
General, administrative and store operating expenses	154,275	157,991	150,278	137,285	115,734
Operating income	45,403	79,241	67,366	55,296	42,455
Income from continuing operations	28,531	48,524	40,083	32,245	24,576
Net income (3)	$ 22,551	$ 47,338	$ 39,563	$ 32,245	$ 24,576
Earnings per share - basic (3)	$ 0.66	$ 1.42	$ 1.28	$ 1.05	$ 0.80
Earnings per share - diluted (3)	$ 0.65	$ 1.38	$ 1.23	$ 1.02	$ 0.79
Balance Sheet Data:					
Cash	$ 115,886	$ 106,004	$ 75,993	$ 63,641	$ 67,503
Inventories	58,299	61,405	44,537	45,715	34,656
Total assets	391,454	358,360	278,032	217,964	186,112
Total debt	-	-	50,000	50,000	50,000
Total shareholders' equity	281,753	253,660	128,209	79,711	45,467
Selected Operating Data:					
Comparable store sales increase (decrease) (4) (7)	(13) %	(3) %	0 %	4 %	9 %
Total net sales growth (decline)	(6.5) %	6.6 %	10.2 %	21.0 %	20.2 %
Gross income rate (5)	33.4 %	37.0 %	36.2 %	35.3 %	35.1 %
Operating income rate (5)	7.6 %	12.4 %	11.2 %	10.1 %	9.4 %
Total number of stores open at year end (8)	553	510	459	406	352
Total square feet at year end (thousands) (8)	2,280	2,091	1,881	1,669	1,441
Annual sales per average square foot (6) (8)	$ 269	$ 319	$ 336	$ 341	$ 329
Net cash provided by operating activities	$ 56,584	$ 55,712	$ 69,059	$ 30,544	$ 77,066
Capital expenditures	$ 22,514	$ 39,739	$ 63,598	$ 36,308	$ 31,424

(1) Represents the 53-week fiscal year ended February 3, 2001.
(2) Gross income equals net sales less costs of goods sold, buying and occupancy costs.
(3) Includes the impact of the loss on discontinued operations of mishmash, net of tax, of $6.0 million, $1.2 million and $0.5 million for fiscal 2003, 2002 and 2001, respectively.
(4) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for the purpose of this calculation.
(5) Calculated as a percentage of net sales.
(6) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.
(7) Comparable store sales for fiscal 2000 are for the 52-weeks ended January 27, 2001.
(8) Amounts exclude Justice stores.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management's discussion and analysis of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related notes to those Consolidated Financial Statements. For the purposes of the following discussion, unless the context otherwise requires, "Too, Inc.," "Too," "we," "our," "the Company" and "us" refer to Too, Inc. and our wholly-owned subsidiaries.

EXECUTIVE OVERVIEW

A Disappointing Year

All of us at Too, Inc. were disappointed with last year's results. Spring and Back-To-School season fashion missteps resulted in a 7% net sales decline to $598.7 million. The sales decline coupled with the discontinuation of mishmash, our retail concept for teens and young women, resulted in a 52% decrease in net income to $22.6 million, or $0.65 per diluted share. These results include charges related to discontinued operations that reduced 2003 earnings by approximately $6.0 million, net of tax, or $0.17 per share.

Sales results for the 2003 holiday season and the early 2004 spring season indicate our 'tween fashions are much improved. This is due in part to last year's strategic decision to re-focus exclusively on the 'tween girl. In May 2003, we simultaneously announced the discontinuation of mishmash and the launch of Justice, our new retail concept for 'tween girls.

New 'Tween Concept

Justice is a unique retail concept, offering an exciting assortment of fashionable apparel, related accessories, and popular lifestyle items just for 'tween girls. Stores are being sited primarily in off-the-mall power retail and strip centers, locations different from Limited Too's mall-based store fleet. We are designing, sourcing, and merchandising virtually all of our apparel under our proprietary Justice brand. Price points with the Justice brand are competitive with off-the-mall mass merchants and discounters.

The company plans to open 30 to 35 Justice stores in 2004, with 25 of those scheduled to open by April 1st. We are clustering many of these stores in major metropolitan areas such as Dallas, Atlanta, Chicago, Philadelphia, and Detroit in order to optimize field management costs and to better leverage future marketing plans.

Justice stores average 4,100 square feet, about the same size as the average Limited Too. The interior design of Justice stores reflects the brand's value proposition, resulting in lower buildout costs. Also, strip center rents and associated common area maintenance charges are generally lower than traditional mall locations.

We believe Justice is our best opportunity to gain incremental market share in the $9.5 billion 'tween apparel market in retail strip centers that are most often frequented by value-conscious customers.

Renewed Focus – Limited Too

Our fashion missteps in 2003 were due in part to the loss of customer focus. We concentrated on changing fashion trends in line with the juniors market and failed to meet the product expectations of our Limited Too customer. We have since listened to the customer and have made the necessary changes that are reconnecting us with her. We also made mid-year organizational changes that drive a greater focus on our businesses. Further strengthening our customer focus we initiated a program that places merchandising teams in stores on a regular basis, allowing them to talk to customers and their parents and to learn more about their tastes. We have also eliminated many other distractions that had diverted our attention from our customer, the 'tween girl.

Discontinuing Our Teen Concepts

In May of 2003, we announced the discontinuation of our mishmash concept for teen girls and the ending of our joint venture with specialty jewelry retailer Angus & Coote (Holdings) Limited, which promoted their Goldmark jewelry brand in our stores. While we were initially encouraged by the overall trend of these businesses, we decided they would not reach the anticipated level of results as quickly as originally planned, given the intense level of competition from existing specialty retailers and other stores targeting teens. We closed 14 of 18 mishmash stores and the four Goldmark stores in the U.S. Four of the mishmash locations have since been converted to Justice stores, an action that enables us to test the viability of Justice in traditional shopping mall sites.

New Store Growth

In 2003, we opened 49 new Limited Too stores, remodeled four, and completed five separations from the adjoining Limited store. We also closed six stores, ending the year with 553 Limited Too stores in 46 states and Puerto Rico. Average construction costs for new stores opened last year were $24 per square foot, net of allowances, which was approximately 25% below 2002 costs, and 60% below the average three years ago.

Our plan for 2004 calls for 20 to 25 new Limited Too stores and 30 to 35 Justice stores, including the four converted locations. Limited Too will also remodel approximately 20 stores, many of which will result in either store expansion or relocation to a more advantageous position in the mall.

Brand Partnering Extended

Limited Too continues to create exciting marketing alliances with highly recognizable consumer brands that are popular with 'tween girls. Hasbro's Tiger Electronics, maker of the popular HitClips Discs micro music systems, is the preferred electronics partner of Limited Too. Hasbro's Wizards of the Coast launched their Star Sisterz collectable charm game exclusively with Limited Too this spring. Lego's Clikits remains the preferred fashion designer kits at Limited Too, and Nestlé SweeTARTS is beginning its third year as the preferred candy for our core brand. Our licensing agreement with Build-A-Bear Workshop, an interactive entertainment retailer where guests create one-of-a-kind plush animals, has been successful and is entering its second year.

Last fall, McDonald's restaurants throughout the U.S. distributed a discount coupon for Limited Too stores on more than 60 million Mighty Kids meal bags and sponsored a national television advertising campaign highlighting special savings opportunities. The advertisements showcased some of our holiday apparel styles on many of the youth-orientated networks. Based on the success of the first campaign, Limited Too has partnered with McDonald's and Lego's Clikits for another cross promotion during March and April of this year.

The significance of our preferred partnerships and licensing programs goes beyond the heightened visibility they give our brands. They are an important source of revenue, providing approximately $4.5 million in added revenue last year principally from advertising in our catazine (catalog with editorial comment), as well as creating cost effective means to accessing other forms of advertising media such as television.

New Credit Agreement

In April 2003, Too, Inc. entered into a new credit facility with a syndicate of banks consisting of a $100 million unsecured revolving loan commitment. The new facility will give us greater access to working capital, if necessary, and provide lower financing costs than the former facility. More importantly, the company ended the year with no debt and $137 million in cash. Given our strong cash position and current economic model, we expect to internally fund substantially all of our 2004 capital needs, while generating $30 to $40 million in cash flow.

Direct-Sourcing Benefit

Following a successful small-scale test two years ago, the company expanded its direct-sourcing of apparel in 2003. Through our Hong Kong office, we have contracted with a number of reliable, high-quality apparel manufacturers throughout the Pacific Rim. We also have a Western Hemisphere sourcing team that is identifying dependable producers for our goods in this part of the world. At year-end 2003, we were direct sourcing about 14% of Limited Too's apparel and expect to increase that penetration to 20% to 25% this year.

RESULTS OF OPERATIONS

On May 28, 2003, the Company announced the discontinuation of its mishmash retail concept, and all mishmash stores were closed by November 25, 2003. Accordingly, mishmash's operating results have been reflected as discontinued operations in this Form 10-K. Unless otherwise indicated, the following discussion relates only to Too, Inc.'s continuing operations.

Net sales for the year-ended January 31, 2004 were $598.7 million, a decrease of 7% from $640.3 for the 2002 fiscal year. Gross income decreased 16% to $199.7 million in 2003 from $237.2 million in 2002 and operating income decreased 43% to $45.4 million in 2003 from $79.2 million in 2002. Net income, which included the loss on discontinued operations, decreased 52% to $22.6 million in 2003 from $47.3 million in 2002. Diluted earnings per share decreased 53% to $0.65 in 2003 from $1.38 in 2002.

The following table represents the amounts shown in the Company's Consolidated Statements of Income for the last three fiscal years expressed as a percentage of net sales:

	Fiscal Year Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Net sales	100.0 %	100.0 %	100.0 %
Costs of goods sold, buying and occupancy costs	66.6	63.0	63.8
Gross income	33.4	37.0	36.2
General, adminstrative and store operating expenses	25.8	24.7	25.0
Operating income	7.6	12.4	11.2
Interest expense, net	0.0	0.1	0.1
Income from continuing operations before income taxes	7.6	12.3	11.1
Provision for income taxes	2.8	4.7	4.4
Income from continuing operations	4.8	7.6	6.7
Discontinued operations:			
Loss from operations of mishmash, net of tax	0.2	0.2	0.1
Loss on mishmash store closings and impairment charges, net of tax	0.8	0.0	0.0
Loss on discontinued operations	1.0	0.2	0.1
Net income	3.8 %	7.4 %	6.6 %

Financial Summary

Summarized annual financial data for the last three fiscal years is presented below:

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended February 1, 2003	Fiscal Year Ended February 2, 2002	% Change 2002-2003	% Change 2001-2002
Net sales (millions)	$ 598.7	$ 640.3	$ 600.9	(7) %	7 %
Limited Too:					
Comparable store sales increase (decrease) (1)	(13) %	(3) %	0 %		
Annual sales per average square foot (2)	$ 269	$ 319	$ 336	(16) %	(5) %
Annual sales per average store (thousands) (3)	$ 1,107	$ 1,302	$ 1,374	(15) %	(5) %
Average store size at year end (square feet)	4,123	4,100	4,098	1 %	- %
Total square feet at year end (thousands)	2,280	2,091	1,881	9 %	11 %
Number of stores:					
Beginning of year	510	459	406		
Opened	49	56	57		
Closed	(6)	(5)	(4)		
End of year	553	510	459		
Stores remodeled	4	9	6		
Stores in "Girl Power" format	333	280	216		
Percentage of stores in "Girl Power" format	60 %	55 %	47 %		
Number of mishmash stores	-	12	7		
Number of Justice stores	5	-	-		

(1) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that have changed more than 20% in square feet are treated as new stores for purposes of this calculation.

(2) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square feet, which reflects the impact of opening and closing stores throughout the year.

(3) Annual sales per average store is the result of dividing net sales for the fiscal year by average store count, which reflects the impact of opening and closing stores throughout the year.

NET SALES

Fiscal 2003

Net sales decreased 7% to $598.7 million in fiscal 2003 from $640.3 million for 2002. The decrease was primarily a result of a 13% decline in comparable store sales, which was partially offset by the net addition of 43 Limited Too stores. The decrease in comparable store sales was attributable to fashion missteps in both the spring and back-to-school apparel assortments, which incorporated styles and colors prevalent in junior fashions, but were not popular with Limited Too's core 'tween customer. Inconsistent mall traffic and competition from off-the-mall retailers also contributed to the decline.

Virtually all of the Company's apparel categories experienced average store sales decreases during fiscal 2003. However, the non-apparel portion of the business performed well as accessories, lifestyles, innerwear and athletic footwear posted double-digit average store increases for the year. The introduction of the "Fun Zone" area, located in the front corner of our stores, was a major factor in the improvement of the non-apparel sales performance.

For Spring 2004, the apparel assortment will include more color, glitter and greater embellishment. The Company will also continue to expand the Fun Zone concept, which highlights non-apparel items such as accessories, jewelry, room décor, electronics, music, candy, and personal care products.

Fiscal 2002

Net sales for 2002 increased 7% to $640.3 million from $600.9 million for 2001. The increase was primarily a result of the net addition of 51 Limited Too stores, which was partially offset by a 3% decline in comparable store sales. Within merchandise categories, sales of cut and sewn casual tops, active apparel, led by active pants and shorts, and denim jeanswear increased significantly over fiscal 2001. Also, the add-on category (principally innerwear and swimwear) posted solid sales increases. Conversely, casual shorts and casual pants posted sales decreases over prior year.

GROSS INCOME

Fiscal 2003

The gross income rate, expressed as a percentage of net sales, decreased to 33.4% in fiscal 2003 from 37.0% for 2002. The rate decrease was due to higher markdowns to clear slow-moving Spring and Back-to-School merchandise. The rate decline was further exacerbated by the deleveraging of fixed buying and occupancy costs such as rent and depreciation due to the negative comparable store sales performance. Incremental catazines production costs also contributed to the rate decline. The Company mailed approximately 40.3 million catazines in fiscal 2003 compared to 30.1 million in 2002.

Fiscal 2002

The gross income rate, expressed as a percentage of net sales, increased to 37.0% in fiscal 2002 from 36.2% for 2001. The increase in rate was primarily attributable to a higher merchandise margin arising from improved initial markups, which was partially offset by an increase in markdowns. Also offsetting the improved merchandise margin was an increase in buying and occupancy costs, expressed as a percentage of net sales, due to increased store occupancy costs and incremental catazine production costs. The Company mailed approximately 30.1 million catazines in fiscal 2002 compared to 21.7 million in 2001.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

Fiscal 2003

General, administrative and store operating expenses, expressed as a percentage of net sales, increased to 25.8% in fiscal 2003 from 24.7% for 2002 despite a $3.7 million decline in dollars from 2002. The decrease in expenses was primarily attributable to lower home office expenses, as well as a decrease in distribution center costs.

Home office expenses decreased due to a number of factors including: lower incentive compensation expense resulting from the Company's disappointing financial performance; settlement proceeds received in lieu of a litigation claim; and certain one-time expenses incurred in 2002 for brand protection litigation, tax consulting and start-up costs associated with the Company's new home office.

Distribution center costs have continued to decline since the Company opened its new facility in early fiscal 2002. The cost improvement is primarily a result of productivity gains, as measured in core units processed per labor hour.

Fiscal 2002

General, administrative and store operating expenses, expressed as a percentage of net sales, decreased to 24.7% in fiscal 2002 from 25.0% for 2001. This decrease was primarily due to lower distribution center expenses, and lower catazine and web fulfillment costs.

OPERATING INCOME

Fiscal 2003

Operating income, expressed as a percentage of net sales, decreased to 7.6% in fiscal 2003 from 12.4% for 2002. The decrease was attributable to lower merchandise margins resulting from lower sales and higher markdowns, as well as increased occupancy costs expressed as a percentage of net sales.

Fiscal 2002

Operating income, expressed as a percentage of net sales, increased to 12.4% in fiscal 2002 from 11.2% for 2001. The increase was attributable to higher gross income and lower general, administrative and store operating expenses, expressed as a percentage of net sales.

INTEREST (INCOME) EXPENSE, NET

Fiscal 2003

Interest (income) expense, net, amounted to income of $128,000 for fiscal 2003 versus expense of $517,000 for 2002. Interest income is earned on investments in money market securities and short-term, AAA-rated and insured municipal bonds. Interest income was $1.6 million and $1.8 million for fiscal years 2003 and 2002, respectively. Interest expense represents facility and letters of credit fees, as well as net interest expense related to the Company's nonqualified benefit plans. Interest expense was $1.5 million and $2.3 million for fiscal years 2003 and 2002, respectively.

Fiscal 2002

Interest expense, net of interest income, was $517,000 in fiscal 2002 compared to $583,000 in 2001. Interest expense was for the long-term portion of borrowings under the Company's previous credit facility ("Old Credit Facility"), while interest income was earned on the short-term investment of cash balances. Interest expense was $2.3 million and $3.8 million for fiscal years 2002 and 2001, respectively. The Company paid off the entire amount of the $50 million term loan due under the Old Credit Facility in May of 2002. Interest income was $1.8 million and $3.2 million for fiscal years 2002 and 2001, respectively. The decrease in interest income was due to lower interest rates available on short-term securities.

PROVISION FOR INCOME TAXES

Fiscal 2003

The provision for income taxes decreased to $17.0 million in fiscal 2003 from $30.2 million for 2002. The income tax provision rate decreased to 37.3% in fiscal 2003 from 38.3% in 2002. The rate decrease was primarily attributable to investments in certain short-term, tax-free municipal bonds and the expansion of our direct sourcing initiatives.

Fiscal 2002

Income tax expense amounted to $30.2 million for 2002 compared to $26.7 million for 2001. The income tax provision rate decreased from 40.0% to 38.3% as a result of realigning our corporate operations, including our direct sourcing initiatives and investment in certain short-term, tax-free municipal bonds.

DISCONTINUED OPERATIONS

On May 28, 2003, the Company announced that it was ending the rollout of its mishmash retail concept in favor of redirecting its resources to the development of a new concept, Justice, focused on value-priced sportswear and accessories for 'tween girls, ages 7 to 14. All 18 of the mishmash stores open at the time of the announcement were closed by the end of November 2003.

Fiscal 2003

Loss from discontinued operations increased to $6.0 million in fiscal 2003 from $1.2 million in 2002. The fiscal 2003 increase was primarily due to $4.6 million in charges, net of tax, for lease termination costs and asset impairment charges.

Fiscal 2002

Loss from discontinued operations increased to $1.2 million in fiscal 2002 from $0.5 million in 2001. The increase was primarily due to increased store payroll costs from the addition of five stores during fiscal 2002.

FINANCIAL CONDITION

Our balance sheet remains strong due to positive cash flows from operations. We were able to finance all capital expenditures with working capital generated from operations and ended the year with approximately $137 million in cash. A more detailed discussion of liquidity, capital resources and capital requirements follows.

Liquidity and Capital Resources

Cash generated from operating activities is the primary resource to support operations, including projected growth, seasonal working capital requirements and capital expenditures. A summary of our working capital position and capitalization follows (in thousands):

	Fiscal Year Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
Net cash provided by operating activities	$ 56,584	$ 55,712	$ 69,059
Working capital, excluding restricted cash of $20.8 million at January 31, 2004, and including current portion of long-term debt of $17.5 million at February 2, 2002	106,611	92,644	25,302
Capitalization:			
Long-term debt	-	-	32,500
Shareholders' equity	281,753	253,660	128,209
Total capitalization	$ 281,753	$ 253,660	$ 160,709
Additional amounts available under the credit facility	$ 100,000	$ 50,000	$ 50,000

In connection with the Spin-off, the Company entered into the Old Credit Facility, which was a $100 million credit facility, and used all of the term portion to finance a $50 million dividend to The Limited as well as the repayment of a portion of working capital advances made by The Limited prior to the Spin-off. In fiscal 2003, the Company terminated the Old Credit Facility and entered into a new credit facility ("New Credit Facility"), which consists of a $100 million unsecured revolving loan commitment. The Company amended its New Credit Facility in fiscal 2003 to modify certain financial covenants. In exchange, the Company agreed to maintain a pledged investment account equal to 110% of any outstanding letters of credit or any revolving commitment usage, which is shown as restricted cash.

Operating Activities

Net cash provided by operating activities was $56.6 million, $55.7 million and $69.1 million for fiscal years 2003, 2002 and 2001, respectively.

The increase in cash provided by operating activities in 2003 was primarily driven by a decrease in inventories, offset by a 52% decline in net income.

Inventory levels at the end of fiscal 2003 decreased by 13% on an average store basis from the end of 2002. The decrease in inventories was due to a combination of early receipts of spring goods prior to the end of fiscal 2002 and, to a lesser extent, missed sales in late December and January of fiscal 2002.

During fiscal 2003, the Company incurred non-cash charges as a result of discontinuing the Company's mishmash retail concept, as well as ending the Company's involvement in the Goldmark joint venture. The impairment charge consisted of the write-off of the mishmash fixed assets and store supplies and the investment in Goldmark.

The decrease in cash provided by operating activities in 2002 from 2001 was due to an increase in inventory levels, an increase in other long-term assets and the timing of income tax payments, which more than offset the increase in net income plus depreciation and accrued expenses. The increase in inventory levels was due to a combination of an increase in new stores, early receipt of spring goods in January and, to a lesser extent, missed sales in late December and the month of January.

Investing Activities

Net cash used for investing activities amounted to $47.4 million, $49.2 million and $63.6 million for fiscal years 2003, 2002 and 2001, respectively.

The decrease in cash used for investing activities in 2003 versus 2002 was due to a decrease in capital expenditures and the funding of the Company's nonqualified benefit plans, which was partially offset by restricted cash.

Capital expenditures decreased to $22.5 million in fiscal 2003 from $39.7 million in 2002. The decrease is due to $22.1 million of expenditures incurred in fiscal 2002 in connection with the construction of our new home office and distribution center. Capital expenditures in 2003 were incurred primarily to construct new Limited Too and Justice stores, and the remodel of existing stores. See further discussion in the "Capital Expenditures" section below.

In connection with the Company's non-qualified benefit plans, additional corporate-owned life insurance policies, with a cash value of $4.1 million, were purchased in fiscal 2003 versus purchases of $9.4 million in 2002.

The decrease in cash used for investing activities in 2002 was due to a decrease in capital expenditures in connection with the construction of our new home office and distribution center. The Company incurred capital expenditures related to this construction of $22.1 million in 2002 versus $45.6 million in 2001.

Financing Activities

Net cash provided by financing activities amounted to $0.7 million, $23.5 million and $6.9 million for fiscal years 2003, 2002 and 2001, respectively.

Financing activities in fiscal 2003 were primarily related to stock option activity. The increase in cash provided by financing activities in 2002 was due to proceeds from the issuance of 2.4 million shares of common stock in connection with a follow-on offering, and the corresponding repayment of the term loan portion of the Old Credit Facility, which occurred in May 2002.

Capital Expenditures

We anticipate spending between $20 million and $22 million in fiscal 2004 for capital expenditures primarily for new stores, remodeling or expansion of existing stores and related fixtures and equipment. We intend to add 240,000 to 260,000 square feet in 2004, which will represent a 10% to 11% increase over year-end 2003. We anticipate that the increase will result from opening approximately 20 to 25 new Limited Too stores and expanding about half of the approximately 20 stores identified for remodeling. Additionally, we plan to open approximately 30 to 35 Justice stores during fiscal 2004.

We estimate that the average cost for leasehold improvements, furniture and fixtures for Limited Too stores to be opened in 2004 will be between $125,000 and $145,000 per store, net of construction allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to approximate $10,000 while inventory purchases are expected to average less than $70,000 per store.

We expect that substantially all capital expenditures in fiscal 2004 will be funded by cash on hand and net cash provided by operating activities.

Transitional Services and Separation Agreements

In connection with the August 1999 Spin-off, the Company entered into several Transitional Services and Separation Agreements (the "Transitional Services Agreements") with The Limited regarding certain aspects of our ongoing relationship. We believe that the terms of these agreements are similar to terms achievable through arm's length negotiations with third parties.

A summary of some of the remaining Transitional Services Agreements follows:

Trademark and Service Mark Licensing Agreement

We have entered into an exclusive trademark and service mark licensing agreement (the "Trademark Agreement") with The Limited that allows us to operate under the "Limited Too" brand name. The agreement had an initial term of five years after the Spin-off, renewable annually at our option. All licenses granted under the agreement will be granted free of charge. In return, we are required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising. Under the Trademark Agreement, we are only able to use the brand name "Limited Too" in connection with any business in which we sell to our current target customer group or to infants and toddlers. In addition, we may not use the Limited Too brand name or its derivative that competes with merchandise currently offered by The Limited or its subsidiaries, unless it is for our current target customer group. The Limited has the right to terminate the Trademark Agreement under certain limited conditions.

Services Agreement

The Services Agreement relates to transitional services that The Limited or its subsidiaries or affiliates provided to us subsequent to the Spin-off. Under this agreement, The Limited provided services in exchange for fees which we believe were similar in material respects to what a third-party provider would charge, and were based on several billing methodologies. Under one of these billing methodologies, which was the most prevalent, The Limited provided us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We were generally obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs. However, third-party cost components were not subject to the 5% mark-on. In fiscal 2001, the services that The Limited provided to us principally related to merchandise distribution covering flow of goods from factory to store. During the first quarter of fiscal 2002, we began operating our own distribution center and cancelled the Services Agreement.

Store Leases Agreement

At January 31, 2004, 64 of our stores were adjacent to Limited Brands' stores. In addition, many of these aforementioned stores are part of 94 stores that are subject to sublease agreements (the "Store Leases Agreement") with Limited Brands for stores where we occupy space that Limited Brands leases from third-party landlords (the "Direct Limited Leases"). Under the terms of the Store Leases Agreement, we are responsible for our proportionate share, based on the size of our selling space, of all costs (principally rent, excess rent, if applicable, maintenance and utilities).

All termination rights and other remedies under the Direct Limited Leases will remain with Limited Brands. If Limited Brands decides to terminate any of the Direct Limited Leases early, Limited Brands must first offer to assign such lease to us. If, as a result of such early termination by Limited Brands, we are forced to remodel our store or relocate within the mall, Limited Brands will compensate us with a combination of cash payments and loans which will vary depending on the remaining term of the affected store lease at the time Limited Brands closes its adjacent store as follows:

Remaining Lease Term	Cash Payment	Loan Amount
Less than one year	$ -	$ 100,000
One to two years	50,000	100,000
Three to four years	100,000	100,000
Greater than four years	100,000	150,000

Approximately 11 of the Direct Limited Leases of which we are a part are scheduled to expire during 2008 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without Limited Brand's consent. If Limited Brands intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days notice, and we will be allowed to terminate our interest on that basis.

Approximately 46 of our direct leases are guaranteed by Limited Brands. Pursuant to the Store Leases Agreement, we are required to make additional payments to Limited Brands as consideration for the guarantees that Limited Brands provides under such leases along with amounts for adjacent stores based on those locations achieving certain performance targets.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements, such as variable interest in an unconsolidated entity, as of January 31, 2004.

Contractual Obligations and Commercial Commitments

The Company has entered into agreements that create contractual obligations and commercial commitments. These obligations and commitments may have an impact on future liquidity and the availability of capital resources. The following tables reflect these obligations and commitments as of January 31, 2004 (in thousands):

Contractual Obligations:

	Payments Due by Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ -	$ -	$ -	$ -	$ -
Capital lease obligations	-	-	-	-	-
Operating lease obligations (1)	313,604	56,891	97,675	71,225	87,813
Purchase obligations (2)	63,216	63,216	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$ 376,820	$ 120,107	$ 97,675	$ 71,225	$ 87,813

(1) Primarily consists of future minimum lease payments under the Company's store operating leases.
(2) Represents outstanding purchase orders for merchandise and store construction.

Commercial Commitments:

	Commitments by Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Oustanding letters of credit (1)	$ 17,655	$ 17,655	$ -	$ -	$ -
Standby letters of credit	523	523	-	-	-
Total	$ 18,178	$ 18,178	$ -	$ -	$ -

(1) Consists of outstanding letter of credit commitments for the purchase of merchandise.

Credit Facility

In August 1999, we entered into a five-year, $100 million collateralized credit facility. The Old Credit Facility consisted of a $50 million five-year term loan and a $50 million, five-year annual revolving credit commitment. The Old Credit Facility's interest rates, which reflected matrix pricing, were based on the London Interbank Offered Rate or Prime plus a spread as defined in the agreement. The term loan was interest only until the end of the third year at which time the amortization of the outstanding principal balance would have begun. The Old Credit Facility contained customary representations and warranties as well as certain affirmative, negative and financial covenants. In November 2001, the Company amended the Old Credit Facility. The amendment allowed for the investment of cash in short-term, AAA-rated municipal bonds, as well as less stringent limitations on 2001 capital expenditures and on indebtedness incurred in relation to lease agreements.

On May 24, 2002, the Company sold 2.4 million shares of its common stock, resulting in net proceeds of $73.4 million. Concurrently, the Company paid off the entire $50 million term loan due under the Old Credit Facility, and the remaining proceeds from the sale of common stock were used for general corporate purposes. The $50 million revolving loan commitment under the Old Credit Facility remained in effect and was available to the Company for future business purposes.

On April 29, 2003, the Company terminated the aforementioned Old Credit Facility and entered into the unsecured New Credit Facility with a syndicate of banks. The New Credit Facility consists of a $100 million unsecured revolving loan commitment. Interest expense on borrowings under the New Credit Facility is based on, at the borrower's option, either (1) the higher of the Prime rate or the federal funds effective rate plus ½ of 1% or (2) matrix pricing applied to the London Interbank Offered Rate. Under the terms of the New Credit Facility, the Company is required to comply with certain covenants, including financial ratios such as leverage, coverage and tangible net worth. The New Credit Facility limits the Company from incurring certain additional indebtedness, restricts substantial asset sales and provides for a springing lien against certain assets in the event of default. On September 16, 2003, the New Credit Facility was amended, and the amendment became retroactively effective as of July 31, 2003. In exchange for the modification of certain financial covenants the Company agreed to maintain a pledged investment account equal to 110% of any outstanding letters of credit or any revolving commitment usage. As of January 31, 2004, the Company had outstanding letters of credit under the New Credit Facility amounting to $18.2 million. The Company is in compliance with all applicable terms of the amended New Credit Facility.

Impact of Inflation

Our results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been minor.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that impact the amounts reported in the Company's consolidated financial statements and related notes. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets and sales returns. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from management's estimates. Management believes the following estimates and assumptions are most significant to reporting the Company's results of operations and financial position.

Revenue Recognition – Retail sales are recorded when the customer takes possession of merchandise. Markdowns associated with the Frequent Buyer and "Too Bucks" Programs are recognized upon redemption in conjunction with a qualifying purchase. Catalog and web sales are recorded upon shipment of merchandise to the customer, which approximates the amount of revenue that would be recognized if sales were recorded upon receipt by the customer. A reserve is provided for projected merchandise returns based on prior experience.

Inventories – Inventories are valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method. Under the retail method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. The use of the retail method will result in valuing inventories at the lower of cost or market when markdowns are currently taken as a reduction of the retail value and cost of inventories. Inherent in the retail method are certain management judgments and estimates including, among others, future sales, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as the resulting gross margins. The Company calculates inventory costs on an individual item-class basis to ensure a high degree of accuracy in estimating the cost. Inventory valuation at the end of the first and third quarters reflects adjustments for inventory markdowns and shrinkage estimates for the total selling season.

Property and Equipment – Property and equipment are stated at cost, net of accumulated depreciation and amortization. Service lives are established for store assets ranging from 5 to 10 years for leasehold improvements and 3 to 10 years for other property and equipment. Property and equipment at the home office and distribution center are assigned service lives between 5 and 40 years. Assets are reviewed on an annual basis for impairment, and based on management's judgment, are written down to the estimated fair value based on anticipated future cash flows.

Income Taxes – Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in June 2001. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for fiscal years beginning after June 15, 2002. Because costs associated with exiting leased properties at the end of lease terms are minimal, the adoption of this Statement did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," in April 2002. SFAS No. 145 eliminates SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board (APB) Opinion No. 30. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. The adoption of this Statement did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in June 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force ("EITF") Issue No. 94-3 where a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. This Statement is effective for exit or disposal activities initiated after December 31, 2002. In accordance with SFAS No. 146, the Company recorded exit costs of $1.2 million, net of tax, as a result of the discontinuation of the Company's mishmash operations. Refer to Footnote 3 in Item 8 for further information.

The FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," in November 2002. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002. The adoption of this Interpretation did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," in November 2002. This consensus addresses the timing of recognition for rebates that are earned by resellers based on specified levels of purchases or over specified periods of time. This consensus also addresses the classification of cash consideration received from vendors in a reseller's income statement. The guidance related to timing of recognition is to be applied prospectively to new rebate arrangements entered into after November 21, 2002. The guidance related to income statement classification is effective for all new arrangements and arrangements modified after December 31, 2002. The adoption of this consensus did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," in January 2003. FIN No. 46 establishes accounting and disclosure requirements for ownership interests in entities that have certain financial or ownership characteristics (sometimes known as special purpose entities). Subsequent to issuing FIN No. 46, the FASB continued to propose modifications and issue FASB Staff Positions ("FSPs") that changed and clarified FIN No. 46. These modifications and FSPs were subsequently incorporated into Fin No. 46 (revised) ("FIN No. 46R"), which was issued in November 2003 and replaces FIN No. 46. Among other things, FIN No. 46R a) essentially excludes operating businesses from its provisions subject to certain conditions, b) states the provisions of FIN 46R are not required to be applied if a company is unable to obtain the necessary information, c) includes new definitions and examples of what variable interests are, d) clarifies and changes the definition of a variable interest entity and e) clarifies and changes the definition and treatment of de facto agents. This Interpretation is effective for companies that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Application of this Interpretation for all other types of entities is required for periods ending after March 15, 2004. The Company is currently evaluating the impact of adopting FIN No. 46R, but the Company's management does not expect its adoption to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 03-03, "Accounting for Retroactive Insurance Contracts Purchased by Entities Other Than Insurance Enterprises," in May 2003. This consensus states that a claims-made insurance policy that contains no retroactive provisions should be accounted for on a prospective basis. However, if a claims-made insurance policy contains a retroactive provision, the retroactive and prospective provisions of the policy should be accounted for separately, if practicable; otherwise, the claims-made insurance policy should be accounted for entirely as a retroactive contract. The consensus is effective for all new insurance arrangements entered into in the next reporting period beginning after May 28, 2003. The adoption of this consensus did not have a significant impact on the results of operations, cash flows or the financial position of the Company.

SEASONALITY AND QUARTERLY FLUCTUATIONS

As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the holiday selling season (in thousands, except percentages):

	First	Second	Third	Fourth
2003 Quarters				
Net sales	$137,971	$131,704	$146,020	$182,986
% of full year	23.0 %	22.0 %	24.4 %	30.6 %
Gross income	$ 42,627	$ 39,808	$ 48,326	$ 68,917
% of full year	21.3 %	19.9 %	24.2 %	34.5 %
Income from continuing operations	$ 4,596	$ 638	$ 5,204	$ 18,093
% of full year	16.1 %	2.2 %	18.2 %	63.4 %
Net income (loss)	$ 4,159	$ (3,830)	$ 4,521	$ 17,701
% of full year	18.4 %	(17.0) %	20.0 %	78.5 %
2002 Quarters				
Net sales	$157,407	$139,651	$162,906	$180,356
% of full year	24.6 %	21.8 %	25.4 %	28.2 %
Gross income	$ 53,669	$ 49,391	$ 59,030	$ 75,142
% of full year	22.6 %	20.8 %	24.9 %	31.7 %
Income from continuing operations	$ 6,183	$ 5,821	$ 11,197	$ 25,323
% of full year	12.7 %	12.0 %	23.1 %	52.2 %
Net income	$ 5,845	$ 5,531	$ 10,836	$ 25,126
% of full year	12.3 %	11.7 %	22.9 %	53.1 %
2001 Quarters				
Net sales	$136,657	$125,468	$148,464	$190,286
% of full year	22.7 %	20.9 %	24.7 %	31.7 %
Gross income	$ 44,976	$ 40,962	$ 51,636	$ 80,070
% of full year	20.7 %	18.8 %	23.7 %	36.8 %
Income from continuing operations	$ 3,828	$ 2,865	$ 8,380	$ 25,010
% of full year	9.6 %	7.1 %	20.9 %	62.4 %
Net income	$ 3,815	$ 2,877	$ 8,040	$ 24,831
% of full year	9.6 %	7.3 %	20.3 %	62.8 %

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Form 10-K, including Management's Discussion and Analysis, or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential," and similar words and phrases and the negative forms and variations of these words and phrases, and include statements in this Form 10-K, including Management's Discussion and Analysis, relating to anticipated direct sourcing in 2004, and anticipated capital expenditures in 2004 for new stores and the remodeling or expansion of existing stores and the related funding. The following factors, among others, in some cases have affected, and in the future could affect, the Company's financial performance and actual results and could cause future performance and financial results to differ materially from those expressed or implied in any forward-looking statements included in this Form 10-K, including Management's Discussion and Analysis, or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the impact of competition and pricing; changes in weather patterns; currency and exchange risks; changes in existing or potential trade restrictions, duties, tariffs or quotas; changes in political or financial stability; changes in postal rates and charges and paper and printing costs; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire and train associates; and/or other risk factors that may be described in the Risk Factors section of the Company's Form 10-K, filed April 29, 2002, as well as other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenue and profitability are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded a representation by the Company, or any other person, that the objectives of the Company will be achieved. The forward-looking statements made herein are based on information presently available to the management of the Company. The Company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

To the extent we borrow under our Credit Facility, we will be exposed to market risk related to changes in interest rates. At January 31, 2004, no borrowings were outstanding under the Credit Facility. Additionally, we are exposed to market risk related to interest rate risk on the investment of cash in securities with original maturities of three months or less. These investments are considered cash equivalents and are shown as such on the Consolidated Balance Sheets. If there are changes in interest rates, those changes would affect the interest income we earn on those investments.

Report of Management

We are responsible for the preparation and integrity of Too, Inc.'s financial statements and other financial information presented in this Form 10-K. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based upon our estimates and assumptions.

We maintain an internal control structure designed to provide reasonable assurance that Too's assets are safeguarded against loss or unauthorized use and to produce the records necessary for the preparation of the financial information. There are limits inherent in all systems of internal control based on the recognition that the costs of such systems should be related to the benefits derived. We believe our system of controls provides the appropriate balance.

The financial statements have been audited and reported on by our independent auditors, PricewaterhouseCoopers LLP who were given free access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, provides oversight to our financial reporting process and our control environment through periodic meetings with management and our independent accountants.

Michael W. Rayden
Chairman of the Board of Directors,
President and Chief Executive Officer
Too, Inc.

Kent A. Kleeberger
Executive Vice President and
Chief Financial Officer
Too, Inc.

Report of Independent Auditors

To the Board of Directors and Shareholders of Too, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Too, Inc. and its subsidiaries at January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
February 24, 2004

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TOO, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	2003	2002	2001
Net sales	$ 598,681	$ 640,320	$ 600,875
Costs of goods sold, buying and occupancy costs	399,003	403,088	383,231
Gross income	199,678	237,232	217,644
General, administrative and store operating expenses	154,275	157,991	150,278
Operating income	45,403	79,241	67,366
Interest (income) expense, net	(128)	517	583
Income from continuing operations before income taxes	45,531	78,724	66,783
Provision for income taxes	17,000	30,200	26,700
Income from continuing operations	28,531	48,524	40,083
Discontinued operations:			
Loss from operations of mishmash, net of tax	1,391	1,186	520
Loss on mishmash store closings and impairment charges, net of tax	4,589	-	-
Loss on discontinued operations	5,980	1,186	520
Net income	$ 22,551	$ 47,338	$ 39,563
Income (loss) per share - basic:			
Continuing operations	$ 0.83	$ 1.46	$ 1.29
Discontinued operations	(0.17)	(0.04)	(0.01)
Net income per basic share	$ 0.66	$ 1.42	$ 1.28
Income (loss) per share - diluted:			
Continuing operations	$ 0.82	$ 1.42	$ 1.25
Discontinued operations	(0.17)	(0.04)	(0.02)
Net income per diluted share	$ 0.65	$ 1.38	$ 1.23
Weighted average common shares:			
Basic	34,258	33,263	31,020
Diluted	34,642	34,217	32,038

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOO, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	January 31, 2004	February 1, 2003
ASSETS		
Current assets:		
Cash and equivalents	$ 115,886	$ 106,004
Restricted cash	20,846	-
Receivables	6,802	4,957
Income taxes receivable	5,542	-
Inventories	58,299	61,405
Store supplies	13,285	12,285
Other	2,542	2,260
Total current assets	223,202	186,911
Property and equipment, net	147,038	145,530
Deferred income taxes	6,780	14,929
Other assets	14,434	10,990
Total assets	$ 391,454	$ 358,360
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 36,556	$ 33,579
Accrued expenses	41,725	44,600
Income taxes payable	17,464	16,088
Total current liabilities	95,745	94,267
Other long-term liabilities	13,956	10,433
Commitments and contingencies		
SHAREHOLDERS' EQUITY		
Preferred stock, 50 million shares authorized	-	-
Common stock, $.01 par value, 100 million shares authorized, 34.4 million and 34.1 million shares issued and outstanding at January 31, 2004 and February 1, 2003, respectively	344	341
Treasury stock, at cost, 29,709 shares	(998)	(998)
Paid in capital	119,960	114,421
Retained earnings	162,447	139,896
Total shareholders' equity	281,753	253,660
Total liabilities and shareholders' equity	$ 391,454	$ 358,360

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOO, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Shares		Treasury	Paid in	Retained	Total Shareholders'
	Shares	Amount	Stock	Capital	Earnings	Equity
Balances, February 3, 2001	30,759	$ 308	$ -	$ 26,408	$ 52,995	$ 79,711
Net income					39,563	39,563
Issuance of common stock under stock option and restricted stock plans	582	5		6,371		6,376
Other, including tax benefit related to issuance of stock under stock option and restricted stock plans				2,559		2,559
Balances, February 2, 2002	31,341	313	-	35,338	92,558	128,209
Net income					47,338	47,338
Issuance of common stock under follow-on offering	2,400	24		73,370		73,394
Issuance of common stock under stock option and restricted stock plans	350	4		5,128		5,132
Purchases of treasury stock	(30)		(998)			(998)
Other, including tax benefit related to issuance of stock under stock option and restricted stock plans				585		585
Balances, February 1, 2003	34,061	341	(998)	114,421	139,896	253,660
Net income					22,551	22,551
Issuance of common stock under stock option and restricted stock plans	301	3		4,759		4,762
Other, including tax benefit related to issuance of stock under stock option and restricted stock plans				780		780
Balances, January 31, 2004	34,362	$ 344	$ (998)	$119,960	$162,447	$ 281,753

The accompanying notes are an integral part of these Consolidated Financial Statements.

TOO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 22,551	$ 47,338	$ 39,563
Impact of other operating activities on cash flows:			
Depreciation and amortization	19,704	18,884	17,950
Loss on impairment of assets	6,121	-	-
Changes in assets and liabilities:			
Inventories	3,106	(16,868)	1,178
Accounts payable and accrued expenses	1,688	8,194	3,800
Income taxes	4,011	(1,867)	6,569
Other assets	(4,120)	(3,620)	(1,753)
Other liabilities	3,523	3,651	1,752
Net cash provided by operating activities	56,584	55,712	69,059
Investing activities:			
Capital expenditures	(22,514)	(39,739)	(63,598)
Funding of nonqualified benefit plans	(4,059)	(9,436)	-
Restricted cash	(20,846)	-	-
Net cash used for investing activities	(47,419)	(49,175)	(63,598)
Financing activities:			
Net proceeds from issuance of common stock	-	73,394	-
Repayment of term loan	-	(50,000)	-
Purchases of treasury stock	-	(998)	-
Stock options and other equity changes	717	1,078	6,891
Net cash provided by financing activities	717	23,474	6,891
Net increase in cash and equivalents	9,882	30,011	12,352
Cash and equivalents, beginning of year	106,004	75,993	63,641
Cash and equivalents, end of year	$ 115,886	$ 106,004	$ 75,993
Supplemental disclosure of noncash activities:			
Accrual for point of sale operating lease buy out	$ 3,068	$ -	$ -
Issuance of restricted stock	$ 4,797	$ 2,755	$ 2,043

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF FINANCIAL STATEMENT PRESENTATION

Too, Inc., (referred to herein as "Too" or the "Company") is the operator of two specialty retailing businesses, Limited Too and Justice. Limited Too sells apparel, underwear, sleepwear, swimwear, footwear, lifestyle and personal care products for fashion-aware, trend-setting young girls ages seven to fourteen years. Justice, launched by the Company in late January 2004, sells value-priced sportswear and accessories for girls ages seven to fourteen years.

On May 28, 2003, the Company announced the discontinuation of its mishmash retail concept in favor of redirecting its resources to the Justice concept. See Note 3 for further information regarding the Company's discontinued operations. Also on that date, the Company announced it was ending its involvement in the Goldmark joint venture. See Note 9 for further information.

The accompanying Consolidated Financial Statements include the accounts of Too, Inc. and its wholly-owned subsidiaries and reflect the Company's assets, liabilities, results of operations and cash flows on a historical cost basis. The Company was established in 1987 and, prior to the August 1999 Spin-off, was a wholly-owned subsidiary of The Limited, Inc. ("The Limited" or "Limited Brands").

Effective August 23, 1999, The Limited distributed to its shareholders of record as of August 11, 1999, all of its interest in Too on the basis of one share of Too common stock for each seven shares of The Limited common stock (the "Spin-off"). The Spin-off resulted in 30.7 million shares of Too common stock outstanding as of August 23, 1999. As a result of the Spin-off, the Company became an independent, separately traded, public company. In connection with the Spin-off, Too and The Limited entered into certain agreements which are more fully described in Note 9. From the time of the Spin-off until December 31, 2001, the Company's largest shareholder was also the largest shareholder of The Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Too and all subsidiaries that are more than 50% owned. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has one reportable segment which includes all of its products.

The Company's investment in its 50% owned joint venture is accounted for under the equity method of accounting. Accordingly, the Company's share of net earnings and losses from the venture is included in the Consolidated Statements of Income. The joint venture is not material to Too's financial position, net income or cash flows.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2003, 2002 and 2001 represent the 52-week periods ended January 31, 2004, February 1, 2003 and February 2, 2002.

Cash Equivalents

The Company considers short-term investments with original maturities of three months or less to be cash equivalents. Outstanding checks classified in Accounts Payable and in Accrued Expenses on the balance sheet totaled $13.2 million and $4.7 million as of January 31, 2004 and February 1, 2003, respectively.

Restricted Cash

Restricted cash represents the restriction from withdrawal of cash that backs the Company's outstanding letter of credit agreements, as well as funds held in an insurance trust for the benefit of the Company's workers' compensation insurance carriers.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in, first-out basis, utilizing the retail method.

Store Supplies

The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supply balances are periodically reviewed and adjusted as appropriate for changes in supply levels and costs.

Catalog and Advertising Costs

Catalog costs, principally catalog production and mailing costs, are amortized over the expected revenue stream. All other advertising costs, including costs associated with in-store photographs and direct mail campaigns, are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $18.7 million, $19.0 million and $14.8 million for fiscal years 2003, 2002 and 2001, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed on a straight-line basis, using service lives for store assets ranging principally from 5 to 10 years for leasehold improvements and 3 to 10 years for other property and equipment. Property and equipment at the home office and distribution center is assigned service lives between 5 and 40 years. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in net income. Interest costs associated with the construction of certain long-term projects are capitalized. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Store assets are reviewed by district, in accordance with the method by which management reviews store performance. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows. Excluding charges associated with the discontinuation of mishmash, no impairment charges have been recorded based on management's review.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

Sales are recorded when the customer takes possession of merchandise. Markdowns associated with the Frequent Buyer and "Too Bucks" programs are recognized upon redemption in conjunction with a qualifying purchase. Catalog and web sales are recorded upon shipment of merchandise to the customer, which approximates the amount of revenue that would be recognized if sales were recorded upon receipt by the customer. A reserve is provided for projected merchandise returns based on prior experience.

Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue. The Company considers related shipping and handling costs to be the direct shipping charges associated with catalog and e-commerce sales. Such costs are reflected in cost of goods sold, buying and occupancy costs. The Company classifies employee discounts as a reduction of revenue. Revenue from gift cards, gift certificates and store merchandise credits is recognized at the time of redemption. Revenues also include certain sales of advertising space in the Company's catalog, and are recognized over the expected revenue stream of the catalog.

Store Pre-opening Expenses

Pre-opening expenses related to new store openings are charged to operations as incurred.

Financial Instruments

The recorded values of financial instruments, including cash and equivalents, receivables and accounts payable, approximate fair value due to their short maturity.

Stock-Based Compensation

The Company accounts for stock-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation expense for stock options has been recognized as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Company does recognize compensation expense related to restricted stock awards.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to stock-based employee compensation (in millions, except per share amounts):

	2003	2002	2001
Net income, as reported	$ 22.6	$ 47.3	$ 39.6
Stock-based compensation expense recorded under APB Opinion No. 25, net of tax	0.6	1.5	1.6
Stock-based compensation expense determined under fair value based method, net of tax	(3.8)	(4.2)	(3.4)
Pro forma net income	$ 19.4	$ 44.6	$ 37.8
Earnings per share:			
Basic - as reported	$ 0.66	$ 1.42	$ 1.28
Basic - pro forma	$ 0.57	$ 1.34	$ 1.22
Diluted - as reported	$ 0.65	$ 1.38	$ 1.23
Diluted - pro forma	$ 0.56	$ 1.30	$ 1.18

The weighted average fair value per share of options granted is estimated using the Black-Scholes option-pricing model and the following weighted average assumptions:

	2003	2002	2001
Expected life	5.0	5.0	5.0
Forfeiture rate	20%	20%	20%
Dividend rate	0%	0%	0%
Price volatility	52%	50%	40%
Risk-free interest rate	2.9%	3.5%	4.0%

The weighted average fair value of options granted was $7.36, $12.35 and $6.99 for fiscal 2003, 2002 and 2001, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if stock options or restricted stock were converted into common stock using the treasury stock method.

The following table shows the amounts used in the computation of basic and diluted earnings per share (in thousands):

	2003	2002	2001
Net income	$ 22,551	$ 47,338	$ 39,563
Weighted average common shares - basic	34,258	33,263	31,020
Dilutive effect of stock options and restricted stock	384	954	1,018
Weighted average common shares - diluted	34,642	34,217	32,038

Due to the options' strike price exceeding the average market price of the common shares for the reporting periods, options to purchase 1,031,700, 155,400 and 208,000 common shares were not included in the computation for fiscal 2003, 2002 and 2001, respectively.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in June 2001. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the corresponding estimated retirement cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for fiscal years beginning after June 15, 2002. Because costs associated with exiting leased properties at the end of lease terms are minimal, the adoption of this Statement did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," in April 2002. SFAS No. 145 eliminates SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board (APB) Opinion No. 30. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. The adoption of this Statement did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," in June 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirement for recognition of exit costs in Emerging Issues Task Force ("EITF") Issue No. 94-3 where a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. This Statement is effective for exit or disposal activities initiated after December 31, 2002. In accordance with SFAS No. 146, the Company recorded exit costs of $1.2 million, net of tax, as a result of the discontinuation of the Company's mishmash operations. Refer to Footnote 3 for further information.

The FASB issued Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," in November 2002. FIN No. 45 requires that, upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002. The adoption of this Interpretation did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," in November 2002. This consensus addresses the timing of recognition for rebates that are earned by resellers based on specified levels of purchases or over specified periods of time. This consensus also addresses the classification of cash consideration received from vendors in a reseller's income statement. The guidance related to timing of recognition is to be applied prospectively to new rebate arrangements entered into after November 21, 2002. The guidance related to income statement classification is effective for all new arrangements and arrangements modified after December 31, 2002. The adoption of this consensus did not have a material impact on the results of operations, cash flows or the financial position of the Company.

The FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," in January 2003. FIN No. 46 establishes accounting and disclosure requirements for ownership interests in entities that have certain financial or ownership characteristics (sometimes known as special purpose entities). Subsequent to issuing FIN No. 46, the FASB continued to propose modifications and issue FASB Staff Positions ("FSPs") that changed and clarified FIN No. 46. These modifications and FSPs were subsequently incorporated into Fin No. 46 (revised) ("FIN No. 46R"), which was issued in November 2003 and replaces FIN No. 46. Among other things, FIN No. 46R a) essentially excludes operating businesses from its provisions subject to certain conditions, b) states the provisions of FIN 46R are not required to be applied if a company is unable to obtain the necessary information, c) includes new definitions and examples of what variable interests are, d) clarifies and changes the definition of a variable interest entity and e) clarifies and changes the definition and treatment of de facto agents. This Interpretation is effective for companies that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Application of this Interpretation for all other types of entities is required for periods ending after March 15, 2004. The Company is currently evaluating the impact of adopting FIN No. 46R, but the Company's management does not expect its adoption to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Emerging Issues Task Force ("EITF") reached a consensus on issues raised in EITF 03-03, "Accounting for Retroactive Insurance Contracts Purchased by Entities Other Than Insurance Enterprises," in May 2003. This consensus states that a claims-made insurance policy that contains no retroactive provisions should be accounted for on a prospective basis. However, if a claims-made insurance policy contains a retroactive provision, the retroactive and prospective provisions of the policy should be accounted for separately, if practicable; otherwise, the claims-made insurance policy should be accounted for entirely as a retroactive contract. The consensus is effective for all new insurance arrangements entered into in the next reporting period beginning after May 28, 2003. The adoption of this consensus did not have a significant impact on the results of operations, cash flows or the financial position of the Company.

Reclassifications

Certain reclassifications have been made to the prior period Consolidated Financial Statements to conform to the current period presentation.

3. DISCONTINUED OPERATIONS

On May 28, 2003, the Company announced the discontinuation of its mishmash retail concept in favor of redirecting its resources to the development of a new concept focused on value-priced sportswear and accessories for 'tween girls, ages 7 to 14. All 18 of the mishmash stores open at the time of the announcement were closed by the end of November 2003. Four of the former mishmash locations have been converted to the Justice format and have since reopened. In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has reclassified its Consolidated Statements of Income to segregate the revenues and expenses of its mishmash operations. The net operating results of mishmash are shown in the Discontinued Operations section of the Consolidated Statements of Income. As a result, a loss on discontinued operations, net of tax, of $6.0 million, $1.2 million and $0.5 million for fiscal 2003, 2002 and 2001, respectively, has been reflected in the Consolidated Statements of Income. The loss in fiscal 2003 is comprised of an after-tax loss from operations of mishmash of $1.4 million and an after-tax loss on mishmash store closings and impairment charges of $4.6 million. The loss from operations of mishmash includes net sales of $8.3 million, $7.1 million and $1.8 million for fiscal 2003, 2002 and 2001, respectively.

The store closing costs were recorded in accordance with the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The following table provides a detail of each major type of cost associated with the store closings (in thousands):

	2003
One-time termination benefits	$ 41
Contract termination costs	1,704
Other associated costs	245
Store closing costs	1,990
Income tax benefit	(780)
Store closing costs, net of tax	$ 1,210

The following table provides a reconciliation of the liability balance during the year, which is included in the Accrued Expenses line of the Consolidated Balance Sheets (in thousands):

	Beginning Accrual Balance February 1, 2003	Current Period Expense	Costs Paid or Settled	Ending Accrual Balance January 31, 2004
One-time termination benefits	$ -	$ 41	$ (41)	$ -
Contract termination costs	-	1,704	(512)	1,192
Other associated costs	-	245	(245)	-
Store closing costs liability	$ -	$ 1,990	$ (798)	$ 1,192

The Company does not expect to incur any additional material expenses in association with these store closing activities. All store closing liabilities are expected to be settled in fiscal 2004.

In accordance with SFAS No. 144, an impairment charge of $5.5 million ($3.4 million, net of tax), was incurred. The impairment charge reflects the difference between the carrying value and fair value of mishmash's store assets.

4. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of (in thousands):

	January 31 2004	February 1, 2003
Land	$ 8,103	$ 8,041
Buildings	42,045	41,611
Furniture, fixtures and equipment	163,748	140,312
Leaseholds improvements	33,192	40,182
Construction-in-progress	4,378	1,587
Total	251,466	231,733
Less: accumulated depreciation and amortization	(104,428)	(86,203)
Property and equipment, net	$ 147,038	$ 145,530

5. LEASED FACILITIES AND COMMITMENTS

The Company operates stores under lease agreements expiring on various dates through 2014. The initial terms of leases are generally 10 years. Annual store rent is generally composed of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Many of the leases provide for future rent escalations and renewal options. Most leases require the Company to pay taxes, common area costs and certain other expenses.

At January 31, 2004, the Company operated 94 stores under sublease agreements with Limited Brands. These sublease agreements require the Company to pay a proportionate share, based on selling space, of all costs, principally rent, maintenance, taxes and utilities. Pursuant to the sublease agreements, the Company is required to pay contingent rent to Limited Brands if stores' sales exceed a stipulated amount. Limited Brands also provides guarantees on 46 store leases and assesses a fee based on stores' sales exceeding defined levels.

In addition, the Company leases certain equipment under operating lease agreements that expire at various dates through 2007.

A summary of rent expense for fiscal 2003, 2002, and 2001 follows (in thousands):

	2003	2002	2001
Fixed minimum	$ 53,926	$ 49,242	$ 42,448
Contingent	1,801	1,439	1,290
Total store rent	55,727	50,681	43,738
Equipment and other	3,523	4,427	1,311
Total rent expense	$ 59,250	$ 55,108	$ 45,049

A summary of rent commitments under noncancelable operating leases as of January 31, 2004 follows (in thousands):

2004	$ 56,891
2005	52,062
2006	45,613
2007	38,378
2008	32,847
Thereafter	87,813

6. ACCRUED EXPENSES

Accrued expenses consisted of (in thousands):

	January 31, 2004	February 1, 2003
Compensation, payroll taxes and benefits	$ 6,750	$ 12,373
Rent and store expenses	11,378	12,738
Deferred revenue	8,329	8,063
Taxes, other than income and payroll	5,346	4,747
Point of sale operating lease buy out	3,068	-
mishmash store closing and impairment charges	1,192	-
Other	5,662	6,679
Total	$ 41,725	$ 44,600

7. CREDIT FACILITY

In August 1999, we entered into a five-year, $100 million collateralized credit facility ("Old Credit Facility"). The Old Credit Facility consisted of a $50 million five-year term loan and a $50 million, five-year annual revolving credit commitment. The Old Credit Facility's interest rates, which reflected matrix pricing, were based on the London Interbank Offered Rate or Prime plus a spread as defined in the agreement. The term loan was interest only until the end of the third year at which time the amortization of the outstanding principal balance would have begun. The Old Credit Facility contained customary representations and warranties as well as certain affirmative, negative and financial covenants. In November 2001, the Company amended the Old Credit Facility. The amendment allowed for the investment of cash in short-term, AAA-rated municipal bonds, as well as less stringent limitations on 2001 capital expenditures and on indebtedness incurred in relation to lease agreements.

On May 24, 2002, the Company sold 2.4 million shares of its common stock, resulting in net proceeds of $73.4 million. Concurrently, the Company paid off the entire $50 million term loan due under the Old Credit Facility, and the remaining proceeds from the sale of common stock were used for general corporate purposes. The $50 million revolving loan commitment under the Old Credit Facility remained in effect and was available to the Company for future business purposes.

On April 29, 2003, the Company terminated the aforementioned Old Credit Facility and entered into a new unsecured credit facility ("New Credit Facility") with a syndicate of banks. The New Credit Facility consists of a $100 million unsecured revolving loan commitment. Interest expense on borrowings under the New Credit Facility is based on, at the borrower's option, either (1) the higher of the Prime rate or the federal funds effective rate plus ½ of 1% or (2) matrix pricing applied to the London Interbank Offered Rate. Under the terms of the New Credit Facility, the Company is required to comply with certain covenants, including financial ratios such as leverage, coverage and tangible net worth. The New Credit Facility limits the Company from incurring certain additional indebtedness, restricts substantial asset sales and provides for a springing lien against certain assets in the event of default. On September 16, 2003, the New Credit Facility was amended, and the amendment became retroactively effective as of July 31, 2003. In exchange for the modification of certain financial covenants the Company agreed to maintain a pledged investment account equal to 110% of any outstanding letters of credit or any revolving commitment usage. As of January 31, 2004, the Company had outstanding letters of credit under the New Credit Facility amounting to $18.2 million. The Company is in compliance with all applicable terms of the amended New Credit Facility.

Interest (income) expense, net, consisted of the following (in thousands):

	2003	2002	2001
Interest expense	$ 1,482	$ 2,347	$ 3,787
Interest income	(1,610)	(1,830)	(3,204)
Interest (income) expense, net	$ (128)	$ 517	$ 583

Interest paid amounted to $2.1 million, $1.6 million and $3.3 million for fiscal 2003, 2002 and 2001, respectively.

8. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	2003	2002	2001
Current:			
Federal	$ 8,936	$ 24,358	$ 22,121
State	1,948	3,847	5,129
Total current	10,884	28,205	27,250
Deferred:			
Federal	5,791	1,781	(626)
State	325	214	76
Total deferred	6,116	1,995	(550)
Income tax expense for continuing operations	17,000	30,200	26,700
Income tax benefit for discontinued operations	(3,800)	(800)	(300)
Total income tax provision	$ 13,200	$ 29,400	$ 26,400

A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

	2003	2002	2001
Federal income tax rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal benefit	3.2	3.5	4.5
Other items, net	(0.9)	(0.2)	0.5
Total effective income tax rate for continuing operations	37.3 %	38.3 %	40.0 %

The effect of temporary differences, which give rise to net deferred tax balances, was as follows (in thousands):

	January 31, 2004			February 1, 2003		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Book depreciation in excess of tax	$ -	$ -	$ -	$ 2,842	$ -	$ 2,842
Tax depreciation in excess of book	-	(4,455)	(4,455)	-	-	-
Rent	2,233	-	2,233	995	-	995
Inventory	1,362	-	1,362	2,035	-	2,035
Accrued expenses	7,599	-	7,599	6,160	-	6,160
Store supplies - basis differential	-	(4,703)	(4,703)	-	(3,752)	(3,752)
Other, net	3,622	-	3,622	3,494	-	3,494
Total deferred income taxes	$ 14,816	$ (9,158)	$ 5,658	$ 15,526	$ (3,752)	$ 11,774

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Income taxes payable included net current deferred tax liabilities of $1.1 million and $3.2 million as of January 31, 2004 and February 1, 2003, respectively.

Subsequent to the Spin-off, the Company began filing its tax returns on a separate basis. Prior to the Spin-off, income tax obligations were treated as being settled through the intercompany accounts as if the Company was filing its income tax returns on a separate company basis. Amounts paid to The Limited related to income tax liabilities incurred prior to the Spin-off totaled $640,000 in fiscal year 2001. Subsequent to the Spin-off, the Company made income tax payments directly to taxing authorities amounting to $8.6 million, $29.9 million, and $21.4 in fiscal 2003, 2002 and 2001, respectively.

9. RELATED PARTY TRANSACTIONS

Prior to the Spin-off, the Company and The Limited entered into service agreements for generally terms of one to three years with a number of the agreements having expired during fiscal 2000. Expiring in fiscal 2002 were service agreements for the use by the Company for home office space and distribution services covering flow of goods from factory to store. These agreements were for a term of up to three years from the Spin-off date. Costs for these services were The Limited's costs of providing the services plus 5%, excluding any markup on third-party costs. Both agreements were terminated in the first quarter of 2002.

Significant merchandise purchases were made from Mast, a wholly-owned subsidiary of Limited Brands. Prices are negotiated on a competitive basis by merchants of Too with Mast and other manufacturers.

The following table summarizes amounts incurred related to transactions between the Company and Limited Brands (in thousands):

	2003	2002	2001
Merchandise purchases	$ 36,020	$ 56,920	$ 67,441
Capital expenditures	-	1,554	-
Inbound and outbound shipping	-	3,929	8,359
Store leasing, construction and management	17,395	17,758	19,144
Distribution center, MIS and home office expenses	-	1,804	8,571
	$ 53,415	$ 81,965	$ 103,515

Amounts payable to Limited Brands, including merchandise payables to Mast Industries, were $4.6 million at January 31, 2004 and $6.8 million at February 1, 2003.

During fiscal year 2002, the Company formed a 50% owned joint venture, Goldmark, which was accounted for under the equity method of accounting. On May 28, 2003, the Company announced it was ending its involvement in the joint venture and, in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," recorded an impairment charge of $0.6 million. The impairment charge reflected the difference between the carrying value and the fair value of the Company's investment in the joint venture. The Company continues to provide certain services on behalf of the joint venture, for which the Company is reimbursed. The receivable, net of allowances, due to the Company for these services was $292,000 and $840,000 as of January 31, 2004 and February 1, 2003, respectively.

10. RETIREMENT BENEFITS

The Company sponsors a qualified defined contribution retirement plan. The Company's contributions to this plan are based on a percentage of the associates' eligible annual compensation. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21.

The Company also sponsors a nonqualified supplemental retirement plan and a nonqualified alternate savings plan. The Company's contributions to the supplemental retirement plan are based on a percentage of the associates' eligible annual compensation. In the case of the alternate savings plan, the Company's contributions are based on a match of the associates' contribution up to a pre-determined percentage. Participation in the nonqualified plan is subject to service and compensation requirements. As of January 31, 2004 and February 1, 2003, the Company had accrued $14.0 million and $10.4 million, respectively, for its obligations under these plans. Beginning in 2002, the Company purchased corporate-owned life insurance policies in connection with the nonqualified plans. The cash value of these policies included in other long-term assets was $13.5 million and $9.4 million at January 31, 2004 and February 1, 2003, respectively.

The cost of all three plans was $4.0 million, $5.4 million, and $4.9 million in fiscal years 2003, 2002 and 2001, respectively.

11. STOCK OPTIONS AND RESTRICTED SHARES

The Company has stock option and restricted stock plans which provide incentive stock options, non-qualified stock options and restricted stock to officers, directors and key associates. Stock options are granted at the fair market value of the Company's common shares on the date of grant and generally have 10-year terms. Most option grants generally vest ratably over the first four anniversaries of the grant date. Shares reserved under the various plans amounted to 5.4 million as of January 31, 2004, February 1, 2003 and February 2, 2002, respectively. The weighted average fair value of options granted was $7.36, $12.35 and $6.99 for fiscal 2003, 2002 and 2001, respectively.

In fiscal 2003, 100,000 restricted shares were granted with a total market value of $1.6 million. The performance requirement for the fiscal 2003 grant has not been met and, accordingly, the market value of this grant may change until the performance requirement has been met. The fiscal 2003 grant is subject to a four-year cliff vesting period. In fiscal 2002, 100,000 restricted shares were granted with a total market value at the grant date of $2.6 million. This grant was subject to a performance requirement which has been met, and the shares are to be issued ratably over a five-year vesting period. No restricted shares were granted in fiscal 2001. Compensation expense related to restricted shares amounted to $1.0 million, $2.5 million and $2.7 million for fiscal years 2003, 2002 and 2001, respectively.

A summary of changes in the Company's stock option plans for fiscal 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Number of Shares	Weighted Average Option Price/Share	Number of Shares	Weighted Average Option Price/Share	Number of Shares	Weighted Average Option Price/Share
Outstanding at beginning of year	2,948,800	$19	2,407,400	$16	2,408,600	$15
Granted and converted	446,000	$15	797,600	$26	503,000	$17
Exercised	(61,100)	$12	(191,800)	$12	(393,800)	$10
Canceled	(47,000)	$22	(64,400)	$24	(110,400)	$17
Outstanding at end of year	3,286,700	$18	2,948,800	$19	2,407,400	$16
Options exercisable at end of year	1,686,900	$16	961,500	$16	662,000	$15

The following table summarizes information about stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5 - $10	522,600	3.3	$7	522,600	$7
$10 - $15	354,000	4.5	$11	250,900	$11
$15 - $20	1,117,700	7.4	$16	361,500	$17
$20 - $25	69,700	7.2	$23	39,700	$23
$25 - $32	1,222,700	7.5	$27	512,200	$27
	3,286,700	6.5	$18	1,686,900	$16

Under APB 25, no compensation expense is recognized in the financial statements for stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with SFAS No. 123, the Company would have recorded net income of $19.4 million, $44.6 million and $37.8 million, and diluted earnings per share of $0.56, $1.30 and $1.18, for fiscal years 2003, 2002 and 2001, respectively.

12. COMMON STOCK FINANCING

On May 24, 2002, the Company sold 2.4 million shares of its common stock, resulting in net proceeds of $73.4 million. Concurrently, the Company paid off the entire $50 million term loan due under the Old Credit Facility and the remaining proceeds from the sale of common stock were used for general corporate purposes. The $50 million revolving loan commitment under the Old Credit Facility remained in effect until the Company entered into the New Credit Facility in fiscal 2003.

13. ADVERTISING BARTER TRANSACTIONS

Beginning in fiscal 2002, the Company entered into advertising and cross promotion barter transactions whereby advertising space was allotted to third parties in the Company's catalog in exchange for production of Limited Too television commercials, airtime and other promotions. The Company accounts for barter transactions in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions." EITF 99-17 requires that barter transactions be recorded at the fair value of advertising surrendered only if the fair value is determinable based on the entity's own historical practice of receiving cash for similar advertising. No revenues or expenses were recorded for fiscal 2003 and 2002.

14. LEGAL MATTERS

There are various claims, lawsuits and other legal actions pending for and against Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on Too's results of operations, cash flows or financial position.

15. QUARTERLY FINANCIAL DATA (unaudited, in thousands, except per share amounts)

2003	First	Second	Third	Fourth
Net sales (1)	$ 137,971	$ 131,704	$ 146,020	$ 182,986
Gross income (1)	42,627	39,808	48,326	68,917
General, administrative and store operating expenses (1)	35,555	38,835	39,797	40,088
Income from continuing operations	4,596	638	5,204	18,093
Net income (loss)	4,159	(3,830)	4,521	17,701
Earnings (loss) per share - basic	$ 0.12	$ (0.11)	$ 0.13	$ 0.52
Earnings (loss) per share - diluted	$ 0.12	$ (0.11)	$ 0.13	$ 0.51

2002	First	Second	Third	Fourth
Net sales (1)	$ 157,407	$ 139,651	$ 162,906	$ 180,356
Gross income (1)	53,669	49,391	59,030	75,142
General, administrative and store operating expenses (1)	43,133	39,354	41,054	34,450
Income from continuing operations	6,183	5,821	11,197	25,323
Net income	5,845	5,531	10,836	25,126
Earnings per share - basic	$ 0.19	$ 0.17	$ 0.32	$ 0.74
Earnings per share - diluted	$ 0.18	$ 0.16	$ 0.31	$ 0.72

(1) Amounts have been reclassified to reflect mishmash's operating results as discontinued operations. Net sales previously reported for the first three quarters in 2003 were $140.1 million, $134.8 million and $148.9 million. Net sales reported for the quarters ended May 4, 2002, August 3, 2002, November 2, 2002 and February 2, 2003 were $158.6 million, $141.2 million, $164.6 million and $183.0 million, respectively. Gross income previously reported for the first three quarters of 2003 was $42.7 million, $40.0 million and $48.1 million. Gross income reported for the quarters ended May 4, 2002, August 3, 2002, November 2, 2002 and February 2, 2003 was $53.5 million, $49.4 million, $59.0 million and $75.5 million, respectively. General, administrative and store operating expenses previously reported for the first three quarters in 2003 were $36.2 million, $39.0 million and $40.5 million. General, administrative and store operating expenses reported for the quarters ended May 4, 2002, August 3, 2002, November 2, 2002 and February 2, 2003 were $43.5 million, $39.9 million, $41.6 million and $35.2 million, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Based on an evaluation carried out, as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of the end of the period covered by this report. There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is set forth under the captions "ELECTION OF DIRECTORS" and SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Company's proxy statement for the Annual Meeting of Stockholders to be held May 13, 2004 (the "Proxy Statement") and is incorporated herein by reference.

The Company has adopted a Code of Ethics for Senior Financial Officers that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics for Senior Financial Officers may be obtained free of charge by writing to Too, Inc., Attn: Investor Relations, 8323 Walton Parkway, New Albany, Ohio 43054.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is set forth under the caption "EXECUTIVE COMPENSATION" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is set forth under the captions "ELECTION OF DIRECTORS - Security Ownership of Directors and Management," "SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS" and "EQUITY COMPENSATION PLAN INFORMATION in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is set forth under the caption "ELECTION OF DIRECTORS - Nominees and Directors" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is set forth under the caption "FEES OF THE INDEPENDENT ACCOUNTANTS" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) List of Financial Statements.

The following consolidated financial statements of Too, Inc. and Subsidiaries and the related notes are filed as a part of this report pursuant to ITEM 8:

- Consolidated Statements of Income for the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002.
- Consolidated Balance Sheets as of January 31, 2004 and February 1, 2003.
- Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002.
- Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2004, February 1, 2003, February 2, 2002.
- Notes to Consolidated Financial Statements.
- Report of Management.
- Report of Independent Auditors.

(a) (2) List of Financial Statement Schedules.

All schedules required to be filed as part of this report pursuant to ITEM 14(d) are omitted because the required information is either presented in the financial statements or notes thereto, or is not applicable, required or material.

(a) (3) List of Exhibits.

2.1 Distribution Agreement dated as of August 23, 1999 between The Limited, Inc. and Too, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed October 1, 1999).

3.1	Amended and Restated Certificate of Incorporation of Too, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed October 1, 1999).
3.2	Amended and Restated Bylaws of Too, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed October 1, 1999).
4.1	Specimen Certificate of Common Stock of Too, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed October 1, 1999).
10.1	Credit Agreement among Too, Inc., various lending institutions, Citicorp USA, Inc., as Syndication Agent and Morgan Guaranty Trust Company of New York, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Amended Registration Statement on Form 10 filed August 18, 1999).
10.2	Store Leases Agreement dated as of August 23, 1999 by and among The Limited Stores, Inc., Victoria's Secret Stores, Inc., Lerner New York, Inc., Express, LLC, Structure, Inc., The Limited, Inc. and Too, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed October 1, 1999).
10.3	Trademark and Service Mark Licensing Agreement dated as of August 23, 1999 between Limco, Inc. and LimToo, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed October 1, 1999).
10.4	Services Agreement dated as of August 23, 1999 by and between The Limited, Inc. and Too, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed October 1, 1999).
10.5	Tax Separation Agreement dated August 23, 1999 between The Limited, Inc., on behalf of itself and the members of The Limited Group, and Too, Inc., on behalf of itself and the members of the Too Group. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed October 1, 1999).
10.6	Building Lease Agreement dated July 1, 1995 by and between Distribution Land Corp. and Limited Too, Inc., the predecessor company of Too, Inc. (incorporated by reference to Exhibit 10.6 to the Amended Registration Statement on Form 10 filed August 18, 1999).
10.7	Amendment to Building Lease Agreement between Distribution Land Corp. and Too, Inc. (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed October 1, 1999).
10.8	Too, Inc. 1999 Incentive Compensation and Performance Plan. (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K/A filed March 20, 2000).
10.9	Too, Inc. Second Amended and Restated 1999 Stock Option and Performance Incentive Plan (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q filed on June 14, 2001).

10.10	Too, Inc. Third Amended and Restated 1999 Stock Option Plan for Non-Associate Directors (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q filed on June 14, 2001).
10.11	Too, Inc. First Amended and Restated Savings and Retirement Plan. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on September 11, 2000).
10.12	Too, Inc. First Amended and Restated Supplemental Retirement and Deferred Compensation Plan. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on September 11, 2000).
10.13	Employment Agreement, dated as of September 15, 2003, between the Company and Michael W. Rayden.*
10.14	Executive Agreement, dated as of September 15, 2000, between the Company and Michael W. Rayden (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on December 14, 2000).
10.15	Employment Agreement, dated as of September 15, 2003, between the Company and Kent A. Kleeberger.*
10.16	Executive Agreement, dated as of September 15, 2000, between the Company and Kent A. Kleeberger (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on December 14, 2000).
10.17	Employment Agreement, dated as of September 15, 2003, between the Company and James C. Petty.*
10.18	Executive Agreement, dated as of September 15, 2000, between the Company and James C. Petty (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on December 14, 2000).
10.19	Employment Agreement, dated as of September 15, 2003, between the Company and Ronald Sykes.*
10.20	Executive Agreement, dated as of October 30, 2000, between the Company and Ronald Sykes (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed on May 2, 2001).
10.21	Employment Agreement, dated as of September 15, 2003, between the Company and Sally A. Boyer.*
10.22	Executive Agreement, dated as of September 15, 2000, between the Company and Sally A. Boyer (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q filed on December 14, 2000).

10.23 Second Amendment to Credit Agreement among Too, Inc., various lending institutions, Citicorp USA, Inc., as Syndication Agent and Morgan Guaranty Trust Company of New York, as Administrative Agent (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed on April 29, 2002).

10.24 Employment Agreement, dated as of September 15, 2003, between the Company and Scott M. Bracale.*

10.25 Executive Agreement, dated as of September 15, 2000, between the Company and Scott M. Bracale (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed on April 9, 2003).

10.26 Employment Agreement, dated as of September 15, 2003, between the Company and Joan E. Munnelly.*

10.27 Executive Agreement, dated as of September 15, 2000, between the Company and Joan E. Munnelly (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed on April 9, 2003).

10.28 Employment Agreement, dated as of February 23, 2004, between the Company and William E. May, Jr.*

10.29 Executive Agreement, dated as of February 23, 2004, between the Company and William E. May, Jr.*

21 Subsidiaries of the Registrant.*

23 Consent of Independent Accountants.*

24 Powers of Attorney.*

31.1 Certification of Periodic Report by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Periodic Report by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Periodic Report by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

32.2 Certification of Periodic Report by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

* Filed with this report.
** Furnished with this report.

(b) Reports on Form 8-K.

On November, 12, 2003, Too, Inc. filed a Current Report on Form 8-K dated November 12, 2003, reporting pursuant to "Item 12. Results of Operations and Financial Condition," that Too, Inc. had issued a press release announcing its financial results for the third quarter ended November 1, 2003, and certain expectations for the fourth quarter ended January 31, 2004.

(c) Exhibits.

The exhibits to this report are listed in section (a) (3) of Item 15 above.

(d) Financial Statement Schedules.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2004	TOO, INC. (registrant)
	By /s/ Kent A. Kleeberger ------------------------------ Kent A. Kleeberger Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 7, 2004:

Signature	Title
/s/ MICHAEL W. RAYDEN* ---------------------------------- Michael W. Rayden	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)
/s/ KENT A. KLEEBERGER* ----------------------------------- Kent A. Kleeberger	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ELIZABETH M. EVEILLARD* --- Elizabeth M. Eveillard	Director
/s/ NANCY J. KRAMER* ---------------------------------- Nancy J. Kramer	Director
/s/ DAVID A. KRINSKY* ---------------------------------- David A. Krinsky	Director
/s/ PHILIP E. MALLOTT* ---------------------------------- Philip E. Mallott	Director

/s/ FREDRIC M. ROBERTS*	Director
Fredric M. Roberts	
/s/ KENNETH JAMES STROTTMAN*	Director
Kenneth James Strottman	

* The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By /s/ Kent A. Kleeberger

Kent A. Kleeberger
Attorney-in-fact

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
American Factoring, Inc.	Nevada
Limited Too Store Planning, Inc.	Ohio
Limited Too Purchasing, Inc.	Ohio
Limited Too Catalog Production, Inc.	Ohio
Limited Too Direct, LLC	Ohio
Limited Too Creative Design, Inc.	Ohio
Mish Mash, LLC	Ohio
Too Brands Investment, LLC	Ohio
Too G.C., LLC	Ohio
Too Brands, Inc.	Ohio
Too Retail & Sales Puerto Rico, Inc.	Puerto Rico
Too Sourcing Hong Kong Limited	Hong Kong
Justice Stores, LLC	Ohio

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8, Registration Nos. 333-71862, 333-71860, 333-89529, 333-89533, 333-93717 and 333-93715, of Too, Inc. of our report dated February 24, 2004 relating to the financial statements, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Columbus, Ohio
April 7, 2004

Exhibit 24

POWER OF ATTORNEY

Each of the undersigned officers and/or directors of Too, Inc., a Delaware corporation (the "Company"), hereby appoints Michael W. Rayden and Kent A. Kleeberger as his or her true and lawful attorneys-in-fact, or either of them individually with power to act without the other, as his or her true and lawful attorney-in-fact, in his or her name and on his or her behalf, and in any and all capacities stated below, to sign and to cause to be filed with the Securities and Exchange Commission the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, and any and all amendments thereto, hereby granting unto said attorneys, and to each of them, full power and authority to do and perform in the name and on behalf of the undersigned, in any and all such capacities, every act and thing whatsoever necessary to be done in and about the premises as fully as each of the undersigned could or might do in person, hereby granting to each such attorney full power of substitution and revocation, and hereby ratifying all that any such attorney or his substitute may do by virtue hereof.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney in counterparts if necessary, effective as of April 7, 2004.

Signature	*Title*
/s/ Michael W. Rayden Michael W. Rayden	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)
/s/ Kent A. Kleeberger Kent A. Kleeberger	Executive Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)
/s/ Elizabeth M. Eveillard Elizabeth M. Eveillard	Director
/s/ Nancy J. Kramer Nancy J. Kramer	Director
/s/ David A. Krinsky David A. Krinsky	Director
/s/ Philip E. Mallott Philip E. Mallott	Director

/s/ Fredric M. Roberts Fredric M. Roberts	Director
/s/ Kenneth J. Strottman Kenneth J. Strottman	Director

Exhibit 31.1

CERTIFICATION

I, Michael W. Rayden, certify that:

1. I have reviewed this annual report on Form 10-K of Too, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) [reserved]
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation o internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2004

/s/ Michael W. Rayden
Michael W. Rayden
Chairman of the Board of Directors, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Kent A. Kleeberger, certify that:

1. I have reviewed this annual report on Form 10-K of Too, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) [reserved]
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation o internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2004

/s/ Kent A. Kleeberger
Kent A. Kleeberger
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Too, Inc. (the "Company"), on Form 10-K for the fiscal year ended January 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael W. Rayden, President, Chief Executive Officer and Chairman of the Board of Directors of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: April 7, 2004

/s/ Michael W. Rayden
Michael W. Rayden
Chairman of the Board of Directors, President, and
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Too, Inc. (the "Company"), on Form 10-K for the fiscal year ended February 1, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kent A. Kleeberger, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: April 7, 2004

/s/ Kent A. Kleeberger
Kent A. Kleeberger
Executive Vice President and Chief Financial Officer



Brand Partnering Extended

Limited Too continues to create exciting marketing alliances with highly recognizable consumer brands that are popular with 'tween girls. Hasbro's Tiger Electronics, maker of the popular *HitClips Discs* micro music systems, is the preferred electronics partner of Limited Too. Hasbro's Wizards of the Coast launched their *Star Sisterz* collectable charm game exclusively with Limited Too this spring. Lego's *Clikits* remains the preferred fashion designer kits at Limited Too, and Nestlé *SweeTARTS* is beginning its third year as the preferred candy for our core brand. Our licensing agreement with Build-A-Bear Workshop, an interactive entertainment retailer where guests create one-of-a-kind plush animals, has been successful and is entering its second year.

Last fall, McDonald's restaurants throughout the U.S. distributed a discount coupon for Limited Too stores on more than 60 million *Mighty Kids Meal* bags and sponsored a national television advertising campaign highlighting the special savings opportunities. The advertisements showcased some of our holiday apparel styles on many of the youth-orientated networks. Based on the success of the first campaign, Limited Too has partnered with McDonald's and Lego's *Clikits* for another cross promotion during March and April of this year.

The significance of our preferred partnerships and licensing programs goes beyond the heightened visibility they give our brands. It is an important source of revenue as well, providing approximately $4.5 million in added revenue last year.

New Credit Agreement

In April 2003, Too, Inc. entered into a new credit facility with a syndicate of banks consisting of a $100 million unsecured revolving loan commitment. The new facility will, if necessary, give us greater access to working capital and provides lower financing costs than the former facility. More importantly, the company ended the year with no debt and $137 million in invested cash. Given our strong cash position and current economic model, we expect to internally fund substantially all of this year's capital needs, while generating $30 to $40 million in free cash flow.

Direct-Sourcing Benefit

Following a successful small-scale test two years ago, the company expanded its direct-sourcing of apparel in 2003. Through our Hong Kong office, we have contracted with a number of reliable, high-quality apparel manufacturers throughout the Pacific Rim. We also have a Western Hemisphere sourcing team that is identifying dependable producers for our goods in that part of the world. At year-end 2003, we were direct sourcing about 14% of Limited Too's apparel and expect to increase that share to 25% this year.

Best at What We Do

In planning our future strategy, it is our intention to continue to be the 'tween experts. We plan to expand this expertise to a wider customer demographic, enabling us to gain a greater share of the 'tween apparel market. It is our intention to be the leading 'tween retailer in the world.

To accomplish that objective, we will continue to manage our two businesses, Limited Too and Justice, with intense customer focus and a commitment to high personal performance in a creative and fun work environment. For all of us at Too, Inc., the opportunity has not changed. By staying close to our customer, we will dominate the 'tween girls market with fashion-right apparel, related accessories, and lifestyle products while building shareholder value.

Special Recognition

I would like to recognize the continuing efforts and creativity provided by the more than 9,000 associates in our stores, home and foreign offices, and distribution center. Their integrity, dedication, and commitment to excellence form the foundation that will drive the success of our plans for the future.

Mike Rayden
Chairman, President & CEO
Too, Inc.
March 26, 2004

DEAR SHAREHOLDERS,

A Disappointing Year

All of us at Too, Inc. were disappointed with last year's results. Spring and Back-To-School season fashion missteps, coupled with the discontinuation of our retail concept for teens and young women, resulted in a 7% net sales decline to $598.7 million, and a 52% decrease in net income to $22.6 million, or $0.65 per diluted share. These results include charges related to discontinued operations that reduced 2003 earnings by approximately $6.0 million, or $0.17 per share.

Sales results for the 2003 holiday season and the early 2004 spring season indicate our 'tween fashions are much improved. This is due in part to last year's strategic decision to re-focus exclusively on the 'tween girl. In May 2003, we simultaneously announced the discontinuation of mishmash and the launch of Justice, our new retail concept for 'tween girls.

New 'Tween Concept

Justice is a unique retail concept, offering an exciting assortment of fashionable apparel, related accessories, and popular lifestyle items just for 'tween girls. Stores are being sited primarily in off-the-mall power retail and strip centers, locations different from Limited Too's mall-based store fleet. We are designing, sourcing, and merchandising virtually all of our apparel under our proprietary Justice brand. Price points with the Justice brand are competitive with off-the-mall mass merchants and discounters.

The company plans to open 30 to 35 Justice stores in 2004, with 25 of those scheduled to open by April 1st. We are clustering many of these stores in metropolitan areas such as Dallas, Atlanta, Chicago, Philadelphia, and Detroit in order to optimize field management costs and to better leverage future marketing plans.

Justice stores average 4,100 square feet, about the same size as the average Limited Too. The interior design of Justice stores reflects the brand's value proposition, resulting in lower buildout costs. Also, strip center rents and associated common area maintenance charges are generally lower than traditional mall locations.

We believe Justice is our best opportunity to gain incremental market share in the $9.5 billion 'tween apparel market in retail strip centers that are most often frequented by value-conscious customers.

Renewed Focus Limited Too

Our fashion missteps in 2003 were due in part to the loss of customer focus. We concentrated on changing fashion trends in the juniors market and failed to meet the product expectations of our Limited Too customer. We listened to the customer and have made the necessary changes that are reconnecting us with her. We also made mid-year organizational changes that drive a greater focus on our businesses. Further strengthening our customer focus, we initiated a program that places merchandising teams in stores on a regular basis, allowing them to talk to customers and their parents and to learn more about their tastes. We have also eliminated many other distractions that had diverted our attention from our customer, the 'tween girl.

Discontinuing Our Teen Concepts

In May of 2003, we announced the discontinuation of our mishmash concept for teen girls and ended our joint venture with specialty jewelry retailer Angus & Coote (Holdings) Limited, which promoted their Goldmark jewelry brand in our stores. While we were initially encouraged by the overall trend of this business, we decided they would not reach the anticipated level of business as quickly as originally planned, given the intense level of competition from existing specialty retailers and other stores targeting teens. We closed 14 of 18 mishmash stores and the four Goldmark stores in the U.S. Four of the mishmash locations have since been converted to Justice stores, an action that enables us to test the viability of Justice in traditional shopping mall sites.

New Store Growth

In 2003, we opened 49 new Limited Too stores, remodeled four, and completed five separations from the adjoining Limited store. We also closed six stores, ending the year with 553 Limited Too stores in 46 states and Puerto Rico. Average construction costs for new stores opened last year were 25% below 2002 costs, and 60% below the average three years ago.

Our plan for 2004 calls for 20 to 25 new Limited Too stores and 30 to 35 Justice stores, including the four converted locations. Limited Too will also remodel 20 stores, many of which will result in either store expansion or relocation to a more advantageous position in the mall.

continued

TOO, INC.
8323 Walton Parkway
New Albany, Ohio 43054
(614) 775-3500

April 7, 2004

Dear Stockholder:

You are cordially invited to attend our 2004 annual meeting of stockholders. The meeting will be held on Thursday, May 13, 2004, at 9:00 a.m. Eastern Time, at our corporate offices, located at 8323 Walton Parkway, New Albany, Ohio. If you need assistance in finding the location of the meeting, please call our Investor Relations department at (614) 775-3500.

At the meeting, we will:

- elect two directors to the Board;
- consider and vote upon a proposal to re-approve the material terms of the Incentive Compensation Performance Plan; and
- transact other business as may come before the meeting.

We will also report on our financial and operating performance during 2003, and update stockholders on our strategy for future growth.

It is very important that your shares be represented and voted at the meeting. After reading the enclosed proxy statement, please sign, date and return the enclosed proxy card, or take advantage of voting your proxy over the telephone or the Internet.

We encourage you to take advantage of voting on the Internet because it is an easy process and the least expensive way for us to tabulate your vote. Also, if you vote on the Internet, you will have the option at that time to enroll in Internet delivery of our proxy materials in the future.

We look forward to seeing you at the annual meeting.

Sincerely,

Michael W. Rayden
Chairman, President and Chief Executive Officer

TOO, INC.

8323 Walton Parkway
New Albany, Ohio 43054
(614) 775-3500

NOTICE OF 2004 ANNUAL MEETING OF STOCKHOLDERS

May 13, 2004

The Annual Meeting of Stockholders of Too, Inc. will be held on Thursday, May 13, 2004, at 9:00 a.m. Eastern Time at the corporate offices of Too, Inc., 8323 Walton Parkway, New Albany, Ohio, to conduct the following items of business:

1. To elect two directors, each to serve a three-year term expiring at the 2007 annual meeting of stockholders.

2. To consider and vote upon a proposal to re-approve the material terms of the Incentive Compensation Performance Plan.

3. To transact other business properly coming before the meeting or any adjournment thereof.

Stockholders who owned shares of our stock at the close of business on March 26, 2004, are entitled to vote at the annual meeting. A complete list of these stockholders will be available at our corporate offices prior to the annual meeting.

By Order of the Board of Directors,

Michael W. Rayden
Chairman, President and Chief Executive Officer

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors of Too, Inc. is soliciting your proxy to vote at the 2004 Annual Meeting of Stockholders (or any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the annual meeting. Throughout the proxy statement, the terms "We," "Our," "Too," and the "Company" refer to Too, Inc.

We began mailing this proxy statement and the enclosed proxy card on or about April 7, 2004, to all stockholders entitled to vote. Our 2003 Form 10-K Annual Report is being sent with this proxy statement.

Date, time and place of meeting

Date:	May 13, 2004
Time:	9:00 a.m. Eastern Time
Place:	Too, Inc. 8323 Walton Parkway New Albany, Ohio 43054

Shares entitled to vote

Stockholders entitled to vote are those who owned our common stock at the close of business on the record date, March 26, 2004. As of the record date, there were 34,417,808 shares of Too, Inc. common stock outstanding. Each share of common stock that you own entitles you to one vote.

Voting your proxy

Whether or not you plan to attend the annual meeting, we urge you to vote. Stockholders of record can give proxies by mailing their signed proxy cards or by voting telephonically or on the Internet. Submitting your completed proxy card, or voting telephonically or on the Internet, will not affect your right to attend the annual meeting and vote.

The enclosed proxy card indicates the number of shares of our common stock that you own as of the record date.

Instructions for the three methods of voting your proxy are listed on your proxy card. If you complete and submit your proxy correctly, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you submit the proxy but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares:

- "FOR" the election of both nominees for director (as described on page 3); and
- "FOR" the proposal to re-approve the material terms of the Incentive Compensation Performance Plan (as described on page 20).

If any other matter is presented at the annual meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement went to press, we knew of no other matters, beyond the approval of the aforementioned matters, to be acted on at the annual meeting.

Revoking your proxy

You may revoke your proxy by:

- submitting a later dated proxy;
- notifying our Secretary in writing before the meeting that you have revoked your proxy; or
- voting in person at the meeting.

Voting in person

If you plan to attend the meeting and vote in person, a ballot will be available when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a letter from the nominee indicating that you are the beneficial owner of the shares as of the close of business on March 26, 2004, the record date for voting, and that you are authorized to vote those shares at the annual meeting.

Quorum requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence at the meeting, in person or by proxy of the holders of shares representing at least one-third of the votes of the common stock entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Votes necessary

Item	Vote Necessary*
Election of Directors	Directors are elected by a plurality of the votes represented by the shares of common stock present at the meeting in person or by proxy. This means that the director nominee with the most affirmative votes for a particular position is elected for that position.
Re-Approval of the Material Terms of the Incentive Compensation Performance Plan	The affirmative vote of the majority of shares present at the meeting in person or by proxy and entitled to vote.
Transaction of Other Business	A plurality of the votes represented by the shares of common stock present at the meeting in person or by proxy.

* Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on these items even if it does not receive voting instructions from you.

For the election of directors, proxies that are marked "Withhold Authority" and broker non-votes will not count toward a nominee's achievement of a plurality, and, thus, will have no effect. As to each other matter submitted to our stockholders for approval at the annual meeting, for purposes of determining the number of shares of our common stock voting on the matter, (1) abstentions will be counted and will have the effect of a negative vote, and (2) broker non-votes will not be counted and, thus, will have no effect.

ELECTION OF DIRECTORS

The Board of Directors has nominated two directors for election at the annual meeting. Each of the nominees is currently serving as a director. If you re-elect them, each will hold office for a three-year term expiring at the 2007 annual meeting or until his or her successor has been elected.

Your proxy will vote for each of the nominees unless you specifically withhold authority to vote for a particular nominee. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board. We do not know of any nominee of the Board who would be unable to serve as director if elected.

Stockholders wishing to nominate directors for election may do so by delivering to the Chairperson of the Nominating Committee of the Company, not less than 14 days nor more than 50 days before a meeting of the stockholders called for the election of directors, a notice stating: (a) the name, age, business address and, if known, residence address of each nominee proposed in the notice; (b) the principal occupation or employment of each nominee; (c) the number of shares of common stock of the Company beneficially owned by each nominee; and (d) such other information as is required by the Company's bylaws. No person may be elected as a director of the Company unless he or she has been nominated by a stockholder in this manner or by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF BOTH OF THE FOLLOWING NOMINEES OF THE BOARD OF DIRECTORS:

Nominees and Directors

Nominees of the Board of Directors for election at the 2004 annual meeting

David A. Krinsky *Age 55*

Mr. Krinsky is a partner at the law firm of O'Melveny and Myers LLP in Newport Beach, California. Before joining the firm as a partner in 1994, he was a partner at the law firm of Pettis, Tester, Kruse & Krinsky. Mr. Krinsky is a corporate attorney who specializes in mergers and acquisitions and securities law. Mr. Krinsky was first elected to the Board of Directors in August 1999.

Kenneth J. Strottman *Age 55*

Mr. Strottman is the founder, President and Chief Executive Officer of Strottman International, Inc., a marketing agency specializing in developing promotional programs targeting children and families. Before founding his firm in 1983, Mr. Strottman served as Vice President, Marketing, at Mattel, Inc. Mr. Strottman was first elected to the Board of Directors in August 1999.

Directors whose terms continue until the 2005 annual meeting

Philip E. Mallott *Age 46*

Mr. Mallott is an independent financial consultant and part-time retail stock analyst employed by Coker & Palmer. Prior to his current position, Mr. Mallott spent 16 years in retail financial management. He retired as Vice President and Chief Financial Officer of Intimate Brands, Inc. in February 2000, a position he held since 1995. Mr. Mallott also serves on the board of directors of Big Lots, Inc., a publicly held company. Mr. Mallott was first elected to the Board of Directors in February 2000.

Michael W. Rayden *Age 55*

Mr. Rayden has served as our President and Chief Executive Officer since March 1996. He was elected Chairman of the Board of the Company in August 1999. Before joining the Company, he served as President, Chief Executive Officer and Chairman of the Board of Pacific Sunwear of California, Inc. from 1990 to 1996, President and Chief Executive Officer of The Stride Rite Corporation from 1987 to 1989 and President and Chief Executive Officer of Eddie Bauer Inc. from 1984 to 1987. Mr. Rayden also serves on the board of directors of Strottman International, Inc., a privately held company. Mr. Rayden was first elected to the Board of Directors in August 1999.

Directors whose terms continue until the 2006 annual meeting

Elizabeth M. Eveillard *Age 57*

Ms. Eveillard is an independent consultant. Ms. Eveillard served as Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. from 2000 to 2002 and as a consultant to May 2003. Prior to that time, Ms. Eveillard served as the Managing Director, Head of Retailing Industry, Paine Webber Corporation from 1988 to 2000. From 1972 to 1988, Ms. Eveillard held various executive positions including Managing Director in the Merchandising Group with Lehman Brothers. Ms. Eveillard also serves on the board of directors of Retail Ventures, Inc. and Mayor's Jewelers, Inc., both publicly held companies. Ms. Eveillard was first elected to the Board of Directors in February 2003.

Nancy J. Kramer *Age 48*

Ms. Kramer is Chief Executive of Resource, a professional services firm specializing in interactive marketing solutions for national brands. Resource was founded by Ms. Kramer in 1981. Ms. Kramer was first elected to the Board of Directors in August 1999.

Fredric M. Roberts *Age 61*

Mr. Roberts is President of F.M. Roberts & Company, Inc., an investment banking firm that Mr. Roberts established in 1980. Mr. Roberts served as 1993 Chairman of the Board of Governors of the National Association of Securities Dealers ("NASD"). From 1994 to 1996, he was a member of the Nasdaq Stock Market Board of Directors and its Executive Committee. Mr. Roberts also serves on the board of directors of PCA International, Inc. and Cost Plus, Inc., a publicly held company. Mr. Roberts was first elected to the Board of Directors in February 2003.

Information Concerning the Board of Directors and Corporate Governance

Our Board of Directors held four meetings in fiscal year 2003. During fiscal year 2003, all of the directors attended 75 percent or more of the total number of meetings of the Board (held during the period for which such person was a director) and committees of the Board (held during the period for which such person served), except that Mr. Roberts attended two of the three meetings of the Stock Option and Compensation Committee meetings held in fiscal year 2003 after he was appointed to the Committee.

It is the Company's expectation that all members of the Board of Directors attend the annual meeting of stockholders. All members of the Company's Board of Directors were present at the Company's 2003 annual meeting of stockholders, except for Mr. Mallott.

Upon consideration of the criteria and requirements regarding director independence set forth in the rules of the New York Stock Exchange ("NYSE"), the Board of Directors has determined that a majority of its members are independent. Specifically, the Board has determined that each of Ms. Eveillard, Ms. Kramer, and Messrs. Krinsky, Mallott, Roberts, and Strottman meets the standards of independence established by NYSE Rule 303A.02. For a director to be considered independent, the Board must determine that a director does not have any direct or indirect material relationship with the Company. The Board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the NYSE listing rules. The independence guidelines are set forth on pages 2-4 of the Company's Corporate Governance Principles, which can be obtained on the Company's website as described below.

The Company's Board of Directors welcomes communications from stockholders. Stockholders may send communications to the Board of Directors, or to any Director, c/o Too, Inc., 8323 Walton Parkway, New Albany, Ohio 43054.

During fiscal year 2003 and early fiscal year 2004, in response to the SEC initiatives, the new NYSE listing requirements, and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, the Board of Directors adopted Corporate Governance Principles, an Amended and Restated Audit Committee Charter, a Stock Option and Compensation Committee Charter, and a Nominating and Governance Committee Charter. The Board of Directors also adopted a Code of Business Conduct and Ethics, which is applicable to all of the Company's directors, officers, and associates, and a Code of Ethics for Senior Financial Officers. All of the above are available in the governance section of the investor relations page of our website, www.tooinc.com.

Committees of the Board of Directors

The Board of Directors has standing Audit, Stock Option and Compensation, and Nominating and Governance Committees. Each of the committees consists solely of directors who meet the standards of independence established by NYSE Rule 303A.02, including the more stringent independence standard required for audit committees.

Audit Committee

The Audit Committee of the Board of Directors selects the firm to be employed as our independent public accountants, reviews the scope of their audit and fees, including services provided for the review of the quarterly results and related filings, as well as reviews and approves any non-audit fees. In addition, the Audit Committee consults with the independent auditors about the plan of audit, the resulting audit report and the accompanying management letter. The Audit Committee also confers with the independent auditors about the adequacy of internal accounting controls, as appropriate, outside of the presence of management. The members of the Company's Audit Committee are Philip E. Mallott, Chairman, Elizabeth M. Eveillard, and Kenneth J. Strottman. Ms. Eveillard was appointed to the Audit Committee in February 2003. David A. Krinsky was also a member of the Audit Committee until February 2004. The Board of Directors has determined that Mr. Mallott, Chairman, meets the requirements of a "financial expert" as set forth in Section 401(h) of Regulation S-K promulgated by the SEC. The Audit Committee held six meetings in fiscal year 2003. A copy of the Amended and Restated Audit Committee Charter is attached hereto as Appendix A.

Stock Option and Compensation Committee

The Stock Option and Compensation Committee of the Board of Directors reviews executive compensation and administers the Company's stock option and incentive compensation performance plans. Its members are Fredric M. Roberts, Chairman, Nancy J. Kramer and Kenneth J. Strottman. Mr. Roberts was appointed to the Stock Option and Compensation Committee in February 2003. The Stock Option and Compensation Committee held four meetings in fiscal year 2003.

Nominating and Governance Committee

The Nominating and Governance Committee consists of Nancy J. Kramer, Chairperson, Elizabeth M. Eveillard and Fredric M. Roberts. Ms. Eveillard and Mr. Roberts were appointed to the Nominating Committee in February 2003. Previously, Michael W. Rayden served as a member of and Kenneth J. Strottman served as Chairman of the Nominating and Governance Committee. The Nominating and Governance Committee makes recommendations to the Board of Directors regarding the size and composition of the Board, establishes procedures for the nomination process, recommends candidates for election to the Board of Directors, and leads the Board in its annual evaluation of the Board's performance. When considering potential candidates, the Nominating and Governance Committee looks for candidates who, as a group, meet the Company's strategic needs; possess high personal values and integrity; have an understanding of the regulatory and policy environment in which the Company does its business; and have substantial experience which is of particular relevance to the Company. The Company generally does not pay any third parties to identify or evaluate, or assist in identifying or evaluating, potential nominees.

The Nominating and Governance Committee also has the responsibility to develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company. The Company's Corporate Governance Principles are posted on the Company's website at www.tooinc.com as described previously.

The Nominating and Governance Committee will consider director nominations made by stockholders for the 2005 annual meeting of stockholders provided that the names of such nominees are submitted in writing within the time period described above under "Election of Directors."

The Nominating and Governance Committee will also consider the recommendations of stockholders regarding potential director candidates. In order for stockholder recommendations regarding possible director candidates for director to be considered by the Nominating and Governance Committee:

- such recommendations must be provided to the Nominating and Corporate Governance Committee c/o Too, Inc., 8323 Walton Parkway, New Albany, Ohio 43054, in writing at least 120 days prior to the date of the next scheduled annual meeting;
- the nominating stockholder must meet the eligibility requirements to submit a valid shareholder proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and
- the stockholder must described the qualifications, attributes, skills, or other qualities of the recommended director candidate.

The Nominating and Governance Committee held one meeting in fiscal year 2003.

Executive Officers

In addition to Mr. Rayden, the following persons are our executive officers:

Sally A. Boyer *Age 43*

Ms. Boyer has served as our President and General Manager – Justice Stores since August 2003. Previously, Ms. Boyer served as our President of Merchandising for Limited Too from August 2002 to August 2003, as Executive Vice President of Planning, Allocation, and Merchandising Operations from February 2001 to July 2002, as Senior Vice President-Merchandising Operations since June 2000, and as Vice President Merchandising Operations since May 1998. Ms. Boyer also held various positions with us and The Limited, Inc., including Vice President-Planning and Distribution from 1995 to 1998. Before joining The Limited, Inc. in 1991, she served as a Financial Consultant for Andersen Consulting from 1990 to 1991, a Merchandise Planner for The Limited, Inc. from 1989 to 1990 and Merchandise Controller of Youthland, Inc. from 1984 to 1989. Ms. Boyer served on our Board of Directors from August 2002 until March 2004.

Scott M. Bracale *Age 42*

Mr. Bracale has served as our Executive Vice President-Marketing, Catalog and Web since August 2002. Previously, Mr. Bracale served as Senior Vice President-General Manager-Catalog, Internet from February 2000 to July 2002, and as Vice President and General Manager-Catalog from December 1998 to January 2000. Prior to joining the Company, Mr. Bracale was Vice President of Bass Pro Shops Catalog Division from 1995 to 1998.

Kent A. Kleeberger *Age 52*

Mr. Kleeberger has served as our Executive Vice President – Chief Financial Officer since August 2002. He also serves as our Secretary and Treasurer. Mr. Kleeberger also served as our Chief Operating Officer from August 2002 until February 2004. He served as our Executive Vice President-Chief Financial Officer, Logistics and Systems from February 2001 to July 2002. Mr. Kleeberger joined the Company as Vice President and Chief Financial Officer in March 1998 following a 10-year career with The Limited, Inc., including as Vice President-Controller of Victoria's Secret Catalogue from 1991 to 1995 and Corporate Controller of The Limited, Inc. from 1995 to 1998. Mr. Kleeberger also serves on the board of directors of Shoe Carnival, Inc., a publicly held company. Mr. Kleeberger served on our Board of Directors from February 2000 until March 2004.

William E. May, Jr. *Age 55*

Mr. May has served as our Executive Vice President – Chief Operating Officer since February 2004. Prior to joining the Company, Mr. May served as President and Chief Executive Officer, Wholesale for Fleming Company from June 2002 until November 2003. He also served as Vice President, Gap Global Distribution for Gap, Inc. from March 1999 until June 2002. Mr. May has also held roles as Executive Vice President/Chief Operating Officer for Nash Finch Company, Senior Vice President Operations, Marketing, Procurement and MIS for Spartan Stores and other executive positions in the food industry.

Joan E. Munnelly *Age 51*

Ms. Munnelly has served as our Executive Vice President of Design – Justice Stores since June 2003. Previously, Ms. Munnelly served as our Executive Vice President-Merchandising and Design for Casual and Active Sportswear for Limited Too from August 2002 to June 2003. Ms. Munnelly served as Senior Vice President-General Merchandise Manager and Design/Sportswear from February 2000 to July 2002, and as Vice President-General Merchandise Manager of Casual Sportswear from September 1999 to January 2000. Prior to joining the Company, Ms. Munnelly was Vice President of Merchandising for Just Nikki and Velvet Pixies, divisions of Claire's Inc. from June 1997 to September 1999.

James C. Petty *Age 43*

Mr. Petty has served as our President and General Manager – Limited Too since August 2003. Previously, Mr. Petty served as our Executive Vice President-Stores and Realty from August 2002 to August 2003, as Senior Vice President-Stores from June 2000 to July 2002, and as our Vice President-Stores from June 1997 to May 2000. Mr. Petty also held various positions involving store management and operations with Old Navy, Inc., Banana Republic, Inc. and The Gap, Inc. during his 13-year tenure with The Gap and its subsidiaries, including Vice President-Store Operations of Old Navy, Inc. from 1994 to 1997 and Vice President-Store Operations of Banana Republic, Inc. from 1991 to 1994.

Ronald Sykes *Age 62*

Mr. Sykes has served as our Senior Vice President-Human Resources since October 2000. Prior to joining the Company, he was a principal since October 1999 at Walker-Sykes Associates, LLC, an executive search firm. Mr. Sykes owned his own executive search firm, Ron Sykes & Associates, from August 1998 to October 1999. From April 1995 to August 1998, he was a senior human resources executive with The Limited Stores Inc. Mr. Sykes has held similar positions with F & R Lazarus, Stride Rite Corporation, Jordan Marsh, A & S/Jordan Marsh, and Macy's East.

Security Ownership of Directors and Management

Below is a table with information providing the number of shares of Too, Inc.'s common stock beneficially owned by each of the directors of the Company, executive officers listed in the Summary Compensation Table below, and all of the directors and executive officers of Too, Inc. as a group.

Name	Number of Shares of Common Stock Beneficially Owned[(1)(2)]	Percent of Class
Sally A. Boyer	130,825[(3)]	*
Scott M. Bracale	85,476[(4)]	*
Elizabeth M. Eveillard	4,250	*
Kent A. Kleeberger	140,248[(5)]	*
Nancy J. Kramer	18,794[(6)]	*
David A. Krinsky	18,750[(6)]	*
Philip E. Mallott	17,708[(7)]	*
James C. Petty	97,805[(8)]	*
Michael W. Rayden	1,265,576[(9)]	3.6%
Fredric M. Roberts	1,250[(10)]	*
Kenneth J. Strottman	31,250[(6)(11)]	*
All directors and executive officers as a group (14 persons)	1,913,732[(12)]	5.3%

* Less than 1%

(1) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised by the named person or shared with a spouse.

(2) Reflects ownership as of February 29, 2004.

(3) Includes options to purchase 96,332 shares exercisable within 60 days after February 29, 2004.

(4) Includes options to purchase 85,015 shares exercisable within 60 days after February 29, 2004.

(5) Includes options to purchase 128,764 shares exercisable within 60 days after February 29, 2004.

(6) Includes options to purchase 18,750 shares exercisable within 60 days after February 29, 2004.

(7) Includes options to purchase 15,000 shares exercisable within 60 days after February 29, 2004.

(8) Includes options to purchase 82,986 shares exercisable within 60 days after February 29, 2004.

(9) Includes options to purchase 1,025,098 shares exercisable within 60 days after February 29, 2004.

(10) Includes options to purchase 1,250 shares exercisable within 60 days after February 29, 2004.

(11) Includes 2,500 shares owned by Mr. Strottman's family members, for which Mr. Strottman disclaims beneficial ownership.

(12) Includes options to purchase 1,589,445 shares exercisable within 60 days after February 29, 2004 held by all directors and executive officers as a group.

EXECUTIVE COMPENSATION

The following table shows the compensation paid by Too, Inc. to each of the named executive officers of the Company for each of the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards		
	Fiscal Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)(2)	Restricted Awards(3)	Securities Underlying Options	All Other Compensation ($)(4)
Michael W. Rayden	2003	1,044,231	288,000	5,784	—	125,000	321,543
Chairman of the Board, Chief	2002	940,285	1,892,663	6,044	$2,605,000	100,000	556,538
Executive Officer and President	2001	911,638	1,266,320	5,713	—	100,000	2,255,751
Kent A. Kleeberger	2003	420,000	70,560	1,535	$399,000	—	117,016
Executive Vice President –	2002	393,846	380,076	1,471	—	65,000	149,859
Chief Financial Officer	2001	338,461	253,200	1,238	—	25,000	117,382
Sally A. Boyer	2003	420,000	70,560	1,441	$399,000	—	107,473
President and General Manager –	2002	389,615	375,276	1,369	—	65,000	138,877
Justice Stores	2001	338,461	253,200	1,238	—	25,000	106,231
Scott M. Bracale	2003	400,000	57,600	—	$399,000	—	79,874
Executive Vice President –	2002	380,962	344,753	1,173	—	45,000	106,132
Marketing and Catalog/Web	2001	342,692	235,500	1,140	—	20,000	84,181
James C. Petty	2003	386,058	54,000	1,171	$399,000	—	80,869
President and General Manager –	2002	353,269	315,818	1,160	—	45,000	109,091
Limited Too	2001	312,116	213,000	978	—	10,000	86,398

(1) Represents the total of the performance-based incentive compensation for the spring and fall selling seasons.

(2) Represents reimbursement of taxes on benefits paid on behalf of the listed officers.

(3) Represents for each executive officer, the restricted stock awards for the specified fiscal year under the Too, Inc. 1999 Stock Option and Performance Incentive Plan. Information set forth above is based on the closing price of the Company's common stock on the date on which the awards were made.

On August 12, 2003, each of Mr. Kleeberger, Ms. Boyer, and Messrs. Bracale and Petty received an award of 25,000 shares of restricted stock, valued at $15.96 per share. After achieving a certain level of sales increase for 2004, the awards vest 100% on August 12, 2007, subject to continued employment with the Company.

Mr. Rayden received an award of 100,000 shares of restricted stock on February 12, 2002, valued at $26.05 per share. The award vests 20% per year beginning on February 12, 2003, based on continued employment with the Company and provided that the Company achieved at least a 5% increase in gross sales for Fall 2002 over Fall 2001. On February 12, 2003, 20,000 shares of the restricted stock vested.

As of January 31, 2004, the aggregate restricted stock holdings and the value of such holdings for each of the named executive officers were: Mr. Rayden, 80,000 shares, $1,224,000; Mr. Kleeberger, 25,000 shares, $382,500; Ms. Boyer,

25,000 shares, $382,500; Mr. Petty, 25,000 shares, $382,500; and Mr. Bracale, 25,000 shares, $382,500 (based on the $15.30 fair market value of the Company's common stock on January 31, 2004).

Dividends will not be paid or accrue with respect to shares of restricted stock until such shares vest.

(4) For Fiscal 2003, includes group term insurance premiums in the amounts of $2,180, $948, $900, and $861, paid on behalf of executive officers Kleeberger, Boyer, Bracale and Petty, respectively, executive life insurance premiums in the amount of $10,470 paid on behalf of Mr. Rayden and contributions and employer matching contributions to the qualified retirement plan and the non-qualified supplemental retirement and alternative savings plans in the amounts of $311,073, $114,836, $106,525, $78,974, and $80,008 for officers Rayden, Kleeberger, Boyer, Bracale and Petty, respectively.

Stock Options

The following table shows certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during the 2003 fiscal year.

Options Granted in Fiscal Year 2003

	Individual Grants				Potential Realizable At Assumed Annual Rates of Stock Price Appreciation For Option Terms($)[1]	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted To Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	5%	10%
Michael W. Rayden	125,000	28%	15.16	2/11/2013	1,191,755	3,020,142
Kent A. Kleeberger	--	--	--	--	--	--
Sally A. Boyer	--	--	--	--	--	--
Scott M. Bracale	--	--	--	--	--	--
James C. Petty	--	--	--	--	--	--

(1) The amounts under the columns labeled "5%" and "10%" are included by the Company pursuant to certain rules promulgated by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the price of the Company's common stock. Such amounts are based on the assumption that the option holders hold the options granted for their full term. The actual value of the options will vary in accordance with the market price of the Company's stock.

The following table provides certain information regarding the value of stock options at the end of the fiscal year held by the executive officers named in the Summary Compensation Table:

Aggregated Option Exercises in 2003 Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)[2]		Value of Unexercised In-the-Money Options at Fiscal Year-End($)[3]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael W. Rayden	17,579	154,297	811,020	422,828	4,611,495	488,379
Kent A. Kleeberger	0	0	105,214	96,523	128,818	0
Sally A. Boyer	11,130	37,093	72,782	101,314	0	0
Scott M. Bracale	0	0	66,465	63,083	77,553	0
James C. Petty	0	0	64,436	71,244	37,095	0

(1) Value realized was calculated based on the number of shares exercised multiplied by the excess of the fair market value of a share of Too, Inc. common stock on the date of exercise over the exercise price of the stock option.

(2) Represents exercisable and unexercisable Too, Inc. stock options for the individual as of January 31, 2004.

(3) Represents the total gain which would have been realized if all in-the-money options held at fiscal year-end had been exercised, determined by multiplying the number of shares underlying the options by the difference between the option exercise price and fair market value at year-end ($15.30 on January 30, 2004). An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Equity Compensation Plan Information

The following table sets forth additional information as of January 31, 2004, concerning shares of our common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements, divided between plans approved by our stockholders and plans or arrangements not submitted to our stockholders for approval. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights *(a)*	Weighted-average exercise price of outstanding options, warrants and rights *(b)*	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by security holders	3,286,700	$18.20	615,656
Equity compensation plans not approved by security holders	--	--	--
Total	3,286,700	$18.20	615,656

Director Compensation

Associates and officers who are directors receive no additional compensation for services as directors. In 2003, cash compensation for non-associate directors included the following:

- an annual retainer of $25,000 for service on the Board of Directors, paid quarterly in arrears;
- an annual retainer of $7,500 for service as Chairman of the Audit Committee;
- an annual retainer of $4,000 for service as Chairman of the Stock Option and Compensation Committee;
- $1,000 for each Board meeting attended ($400 for a telephonic meeting);
- $600 for each committee meeting attended ($200 for a telephonic meeting); and
- $200 for each action in writing that our Board or any committee takes.

In addition, under our 1999 Non-Associate Director Stock Plan, each director who is not an associate of our Company receives:

- an initial grant to purchase 5,000 shares of our common stock;
- an annual grant of options to purchase 5,000 shares of our common stock at a price equal to the fair market value of the shares at the grant date; and
- after three years of services as a director, a one-time grant of options to purchase 15,000 shares.

Employment Agreements with Certain Executive Officers

We entered into amended and restated employment agreements with Mr. Rayden, Mr. Kleeberger, Ms. Boyer, Mr. Bracale, Ms. Munnelly, Mr. Petty and Mr. Sykes effective September 15, 2003. Except for Mr. Rayden, whose agreement has an initial term of five years, each agreement has an initial term of three years, after which it will renew automatically for additional one year periods on the same terms and conditions, unless either party provides notice to the other of an intention not to extend it at least 90 days prior to the anniversary date. Furthermore, if a change in control (as defined in the agreement) occurs during the term of the agreement, the term of the agreement will be extended for two years from the date of the change in control.

Each employment agreement provides for a minimum annual base salary, plus any increases in base compensation as may be authorized by the Board of Directors after the date of the agreement. The agreements also provide for each officer's continued participation in the Company's incentive compensation and stock option plans and other benefits as described in the agreements.

The employment agreements require the Company to compensate each officer and provide him or her with certain benefits if his or her employment is terminated before the agreement expires. The compensation and benefits each officer is entitled to receive vary depending upon whether his or her employment is terminated: (1) by the Company for cause (as defined in the officer's agreement), or voluntarily by the officer, or in the case of Mr. Rayden, other than for good reason (as defined in his agreement); (2) by the Company other than for cause, or in the case of Mr. Rayden, for good reason; (3) involuntarily due to disability; (4) upon retirement; or (5) upon the officer's death, under which circumstance the applicable compensation and benefits are payable to the officer's beneficiaries.

If the officer's employment is terminated by the Company for cause, voluntarily by the officer, or in the case of Mr. Rayden, if his employment is terminated by the Company for cause or by Mr. Rayden for other than good reason (as defined in his agreement), the officer's severance benefits payable under the employment agreement will include:

- any accrued base salary and accrued vacation not paid as of the termination date;
- vested benefits as of the termination date under the Company's benefit, retirement, incentive and other plans; and
- in Mr. Rayden's case, continued payment of life insurance premiums through the end of the calendar year.

If the officer's employment is terminated by the Company other than for cause, or in the case of Mr. Rayden, for good reason (as defined in his agreement), the officer's severance benefits payable under the employment agreement will include:

- any accrued base salary and accrued vacation not paid as of the termination date;
- a pro-rated bonus amount;
- vested benefits as of the termination date under the Company's benefit, retirement, incentive and other plans;
- continued payment of 100% of base salary for 12 months for Mr. Sykes and Ms. Munnelly, continued payment of 100% of base salary for 18 months for Ms. Boyer and Messrs. Bracale, Kleeberger and Petty, and in the case of Mr. Rayden, a lump sum amount equal to two times the sum of (i) base salary and (ii) the greater of Mr. Rayden's (a) annual par target bonus opportunity in the year of termination or (b) the actual annual bonus earned by Mr. Rayden in the year prior to the year of termination;
- continued insurance benefits for one year for Mr. Sykes and Ms. Munnelly, 18 months for Ms. Boyer and Messrs. Bracale, Kleeberger and Petty and, in Mr. Rayden's case, two years;
- outplacement services and related travel costs up to a maximum of $10,000 (or, in Mr. Rayden's case, $30,000);
- acceleration of vesting of stock awards by 12 additional months for Ms. Boyer and Messrs. Bracale, Kleeberger and Petty, and in Mr. Rayden's case, acceleration of vesting stock awards by 24 additional months and continued payment of life insurance premiums through the end of the calendar year; and
- employment continuation period for disability benefits for one year for Mses. Boyer and Munnelly, and Messrs. Bracale, Kleeberger, Petty and Sykes.

If the officer's employment is terminated involuntarily due to disability, the officer's severance benefits payable under the employment agreement will include:

- any accrued base salary and accrued vacation not paid as of the disability date;
- a pro-rated bonus amount;
- vested benefits as of the termination date under the Company's benefit, retirement, incentive and other plans;
- 100%, 80% and 60%, respectively, of base salary for the first, second and third 12 months following the disability date (reduced by amounts received by the officer under the Company's disability plans);
- additional salary benefits if the officer is disabled beyond 36 months; and
- in Mr. Rayden's case, continued payment of life insurance premiums through the end of the calendar year.

Notwithstanding the above, the salary continuation payments will cease upon the earlier of (a) the disability ceasing to exist or (b) the officer's retirement.

If the officer's employment is terminated by reason of his or her retirement, the officer's severance benefits will include the following:

- accrued base salary and accrued vacation not paid as of the termination date;
- a pro-rated bonus amount; and
- vested benefits as of the termination date under the Company's benefit, retirement, incentive and other plans.

If the officer's employment is terminated by reason of his or her death, the Company's sole obligation will be to pay the officer's spouse, estate or designated beneficiary, as the case may be, the same amounts due the officer if he or she had retired, as described above.

The employment agreements also prohibit the officer from becoming directly or indirectly connected with any business or entity that competes directly or indirectly with the Company during the officer's employment with the Company and for a period of one year (or in the case of Mr. Rayden, two years) from the date of termination if employment is terminated: (1) by the Company for any reason, (2) by the officer for any reason, or (3) by reason of either the Company's or the officer's decision not to extend the term of the agreement. Mr. Rayden's non-competition period will terminate after a change in control, upon a termination by the Company for other than cause, or upon a termination by Mr. Rayden for good reason. The non-competition periods of the other officers will terminate upon termination by the Company other than for cause after a change in control, or by the officer for good reason after a change in control.

We also entered into executive agreements with Mr. Rayden, Mr. Kleeberger, Ms. Boyer, Mr. Bracale, Ms. Munnelly, and Mr. Petty effective September 15, 2000, and with Mr. Sykes effective October 30, 2000. Each agreement has an initial term of three years, after which it will renew automatically for additional one year periods on the same terms and conditions, unless the Company provides notice to the officer of an intention not to extend the executive agreement at least 30 days prior to the anniversary date. Furthermore, if a change in control (as defined in the executive agreement) occurs during the term of the executive agreement, the term of the agreement will be extended for two years from the date of the change in control.

Under each executive agreement, the Company must provide severance benefits to the officer if his or her employment is terminated (other than on account of death or disability or for cause):

- by the Company at any time six months prior to a change in control if such termination was in contemplation of such change in control and was done to avoid the effects of the agreement;
- by the Company within 24 months after a change in control;
- by the officer for good reason (as defined in the executive agreement) at any time within 24 months after a change in control; or
- in the case of Mr. Rayden, by him with or without good reason during the period beginning on the one year anniversary date of a change in control and lasting for 30 days.

In addition to accrued compensation, bonuses, vested benefits and stock options, the officer's severance benefits payable under the executive agreement include:

- a lump sum cash payment equal to the sum of: (1) any accrued base salary and vacation time payable as of the termination and (2) the officer's base annual salary (as defined in the agreement) multiplied by three;

- a lump sum cash payment equal to the sum of: (1) the pro-rated bonus amount (as defined in the agreement) and (2) the highest annual incentive compensation to which the officer would be entitled multiplied by three;
- 36 months of continued insurance benefits;
- outplacement services and related travel costs up to a maximum of $10,000 (or, in Mr. Rayden's case, $60,000).

Under the executive agreements, a change in control shall be deemed to occur upon: (1) the acquisition by any person of 25% or more of the voting power of the Company's outstanding securities; (2) a merger or consolidation of the Company; (3) a sale of 50% or more of the Company's assets; (4) the liquidation or dissolution of the Company; or (5) any transaction that has the same effect as any of the foregoing.

Related Party Transactions

The Company does not believe that there were any relationships or related party transactions of a nature required to be disclosed under the applicable SEC rules during fiscal year 2003.

The following Compensation Committee Report, Performance Graph, and Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any of our filings under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

REPORT OF THE STOCK OPTION AND COMPENSATION COMMITTEE

Our Stock Option and Compensation Committee has the power, among other things, to do the following:

- review and approve our executive compensation philosophy and policies and the application of such policies to the compensation of our executive officers;
- determine the annual salary, bonus, stock grants and options, and other benefits, direct and indirect, of our executives officers;
- review new executive compensation programs;
- establish and periodically review policies for the administration of our executive compensation programs;
- approve certain employment arrangements with new employees.

Compensation Philosophy

We seek to apply a consistent compensation philosophy for all of our leadership group associates, including our executive officers. The primary goals of our compensation program are to:

- attract and retain qualified executives;
- reward current and past individual performance;
- provide short-term and long-term incentives for good and excellent future performance; and
- link total compensation for individual performance and our performance to enhance stockholder value.

Accordingly, we have structured total compensation for our leadership group associates to provide a portion of the compensation as fixed compensation and a portion of the compensation as a variable amount based on performance. Our philosophy is built on the following basic principles:

- *To Pay for Outstanding Performance*

We believe in paying for results. Individuals in leadership roles are compensated based on a combination of total Company, business unit and individual performance factors. Total Company performance is evaluated primarily based on the degree by which financial targets are met or exceeded. In addition, a significant portion of total compensation is in the form of equity-based awards which ties into increases in stockholder value.

- *To Pay Competitively*

We are committed to providing a total compensation program designed to attract the best senior leaders to our business and retain the best and most consistent performers. To achieve this goal, we will periodically compare our pay practices and overall pay levels with other leading retail, and where appropriate, non-retail companies, and adjust our compensation guidelines based on this review.

- *To Pay Equitably*

We believe that it is important to apply generally consistent guidelines for substantially all associate compensation programs across our Company, considering the size of unit, area of responsibility, complexity, development stage, and performance of our Company, along with the performance of the individual executive.

Principal Compensation Elements

The principal elements of our executive compensation packages are base salary, performance-based cash incentive compensation, and equity-based long-term incentive programs.

Base Salary

The Committee annually reviews and approves the employment of each executive officer, including the base salary. In determining salary adjustments, the Committee considers the size and responsibility of the individual's position, the business unit's overall performance, the individual's overall performance and future potential, and the base salaries paid by competitors to employees in comparable positions. Individual performance is measured against the following factors: seasonal and annual business goals, business growth and brand execution goals, and the recruitment and development of future leadership talent. The Committee considers these factors subjectively in the aggregate, and accords none a formula weight.

Performance-Based Cash Incentive Compensation

We have employed a performance-based cash incentive compensation program for specified key leadership positions along with certain other members of the Company's management that provides for incentive payments based on the level of achievement of pre-established financial goals for each six-month operating season. The goals under this plan for spring 2003 and fall 2003 were based on operating income. Goals, however, also may be based on other financial measures, including the price of the Company's or an affiliate's common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, comparable store sales growth, economic profit, economic value added, net income, gross margin, sales, free cash flow, earnings per share, operating company contribution or market share. These goals are generally determined prior to or near the beginning of each season, and are based on an analysis of historical performance and growth expectations for our business, expectations of the public markets and progress toward achieving our long-range strategic plan for the business. Target cash incentive compensation opportunities are established annually for eligible executives stated as a specific percentage of base salary, ranging from 10 percent to 150 percent of base salary.

The amount of incentive compensation paid to participating executives can range from zero to double their targets, based upon the extent to which performance goals are achieved or exceeded. The maximum amount payable to any participant may not exceed $3,000,000 in any year under the incentive program.

Equity-Based Incentive Programs

The Committee believes that continued emphasis on equity-based compensation opportunities encourages performance that enhances stockholder value, thereby further linking leadership and stockholder objectives. We believe that the magnitude and vesting schedule of the award also serve to retain key performers.

The award opportunity level for each eligible participant depends on the individual's responsibility level and potential within the Company, competitive practices, and the market price of our common stock.

In 2003, the Company awarded restricted stock awards or stock options to key executives in the amounts set forth in the Summary Compensation Table on page 10 and the Option Grants in Fiscal Year 2003 table on page 11, respectively. The restricted stock awards are based on the achievement of certain pre-established financial goals. The option program utilizes vesting periods to encourage retention of key executives. The exercise price for each option granted equals the fair market value of the underlying common stock on the date of grant.

CEO Compensation

We entered into an employment agreement with Mr. Rayden, effective September 15, 2003. Under the terms of his employment agreement, Mr. Rayden may receive equity compensation such as restricted stock, stock options, and deferred compensation at the Compensation Committee's discretion. The terms of Mr. Rayden's employment agreement are described above in this proxy statement under the section entitled "Employment Agreements with Certain Executive Officers."

In February 2003, the Company awarded 125,000 stock option shares in Too, Inc. to Mr. Rayden.

Section 162(m)

Internal Revenue Code Section 162(m) bars a deduction to any publicly held corporation for compensation paid to a "covered employee" in excess of $1 million per year unless performance criteria are set by the Compensation Committee within 90 days prior to the beginning of a performance period (or such earlier or later date as is permitted by Section 162(m)). Generally, we intend that compensation paid to our "covered employees" shall be deductible to the fullest extent permitted by law.

Stock Option and Compensation Committee

Fredric M. Roberts, Chairman
Nancy J. Kramer
Kenneth J. Strottman

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Fredric M. Roberts, Nancy J. Kramer and Kenneth J. Strottman, who are not employees of the Company, are members of the Stock Option and Compensation Committee. Since 1993, Mr. Rayden has served as a member of the advisory board of Strottman International, Inc., a privately held company, of which Mr. Strottman is President and Chief Executive Officer. In his capacity as an advisory board member, Mr. Rayden has no power to direct the activities of Strottman International, Inc. or to set the compensation of Mr. Strottman.

STOCKHOLDER RETURN GRAPH

The following graph shows a comparison, over a fifty-four month period, of the cumulative total return for Too, Inc. common stock, the Standard & Poor's SmallCap 600 Index and the Standard & Poor's Apparel Retail Index, each of which assumes an initial investment value of $100 on August 9, 1999, the first day of trading of Too, Inc.'s stock, on a "when-issued" basis, on the New York Stock Exchange. The comparison also assumes the reinvestment of any dividends.

COMPARISON OF 54 MONTH CUMULATIVE TOTAL RETURN*

AMONG TOO, INC., THE S & P SMALLCAP 600 INDEX
AND THE S & P APPAREL RETAIL INDEX



DOLLARS
180
160
140
120
100
80
60
40
20
0
8/9/99
1/29/00
2/2/01
2/1/02
2/1/03
1/31/04
TOO, INC.
S & P SMALLCAP 600
S & P APPAREL RETAIL

* $100 invested on 8/9/99 in stock or on 7/31/99 in index-including reinvestment of dividends.

PROPOSAL TO RE-APPROVE THE MATERIAL TERMS OF THE INCENTIVE COMPENSATION PERFORMANCE PLAN

Introduction

At the annual meeting, the Company's stockholders will be requested to consider and act upon a proposal to re-approve the material terms of the Incentive Compensation Performance Plan (the "Incentive Plan").

On August 11, 1999, the board of directors and the Company's sole stockholder at the time, Limited Brands, Inc. (f/k/a/ The Limited, Inc.) approved the Incentive Plan, effective upon completion of the spin-off of the Company from Limited Brands, Inc. The purpose of the Incentive Plan is to give the Company a competitive advantage in attracting, retaining and motivating key executives and to provide the Company with the ability to provide incentive compensation that is linked to financial measures, which is not subject to the deduction limitation rules described below.

Description

The following summary of certain material terms of the Incentive Plan that stockholders are being asked to re-approve, does not purport to be complete and is qualified in its entirety by the terms of the Incentive Plan, a copy of which is attached hereto as Appendix B.

The Incentive Plan is administered by the Stock Option and Compensation Committee. The Stock Option and Compensation Committee selects those key executives of the Company with significant operating and financial responsibility, which shall include those individuals who are likely to be "covered employees," within the meaning of Section 162(m) of the Internal Revenue Code (the "Code"), in respect of the relevant fiscal year, to be eligible to earn seasonal or annual incentive compensation payments under the Incentive Plan. During the 2003 fiscal year, approximately 100 individuals participated in the Incentive Plan and approximately 110 individuals have been selected to participate in the 2004 fiscal year. The Company expects a comparable number will be selected for participation in the Incentive Plan in future years.

Under the Incentive Plan, performance goals are established by the Stock Option and Compensation Committee in respect of each Spring and/or Fall selling season or fiscal year. The performance goals selected by the Stock Option and Compensation Committee are based on any one or more of the following:

- price of the Company's common stock or the stock of any affiliate;
- shareholder return;
- return on equity;
- return on investment;
- return on capital;
- sales productivity;
- comparable store sales growth;
- economic profit;
- economic value added;
- net income;
- operating income;
- gross margin;
- sales;
- free cash flow;
- earnings per share;
- operating company contribution; or
- market share.

Any performance goals established will have a minimum and maximum award level and may be based on an analysis of historical performance and growth expectations for the Company, financial results of other comparable businesses and progress towards achieving the Company's long-range strategic plan. These performance goals and determination of results are based entirely on financial measures. After performance goals are established, discretion may not be used to modify award results except as permitted under Section 162(m) of the Code. If minimum performance levels are not met, no payments will be made.

Annual incentive compensation targets established for eligible executives range from 10% to 150% of base salary. The target incentive compensation percentage for each executive is based on the level and functional responsibility of his or her position, size of the business for which the executive is responsible, and competitive practices. The amount of incentive compensation paid to executives can range from zero to double their targets, based upon the extent to which performance goals are achieved or exceeded. Except as otherwise permitted by Section 162(m) of the Code, the minimum level at which an executive will earn any incentive payment, and the level at which an executive will earn the maximum incentive payment of double the target, will generally be established by the Stock Option and Compensation Committee prior to the commencement of each bonus period (or such earlier or later date as is permitted by Section 162(m)). Actual payouts will be based on either a straight-line or pre-established graded interpolation based on these minimum and maximum levels of actual performance.

The maximum dollar amount which may be paid in any year under the Incentive Plan to any participant is $3,000,000.

The Board of Directors of the Company may amend the Incentive Plan at any time.

Reason For Stockholder Approval

The Incentive Plan has been designed to take into account certain limits on the ability of a public corporation to claim tax deductions for compensation paid to certain highly compensated executive officers. Section 162(m) of the Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer and the four other most highly compensated officers of a public corporation. However, "qualified performance-based compensation" is exempt from this limitation. Qualified performance-based compensation is compensation paid based solely upon the achievement of objective performance goals, the material terms of which are approved by the stockholders of the paying corporation. The rules pertaining to Section 162(m) require stockholder re-approval of the material terms of the performance-based plan at least once every five years. Inasmuch as the Company's sole stockholder approved the Incentive Plan in August 1999, the stockholders of the Company are thus now being asked to re-approve the material terms of the Incentive Plan, as described above. The Board of Directors believes that in the absence of an incentive cash compensation plan such as the Incentive Plan, the Company would have difficulty attracting and retaining senior level executives having the experience and abilities necessary to manage the Company's businesses.

Benefits Under the Incentive Plan

Due to the Company's disappointing performance in the 2003 fiscal year, there were no payments or accruals made under the Incentive Plan. Each of the executive officers named in the Summary Compensation Table on page 10 has been granted incentive compensation opportunities for the 2004 fiscal year under the Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-APPROVAL OF THE MATERIAL TERMS OF THE INCENTIVE PLAN.

AUDIT COMMITTEE REPORT

The primary responsibility of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities relating primarily to the quality and integrity of Too, Inc.'s financial reporting process and reports, its systems of internal accounting and controls, and the independent audit of its financial statements. Management is responsible for preparing the financial statements, and the outside auditor is responsible for auditing those financial statements. The Audit Committee, which consists of three independent directors, functions in accordance with a written charter adopted by the Board of Directors. The Amended and Restated Audit Committee Charter is attached hereto as Appendix A. The Charter requires the Audit Committee to perform a self-assessment and review the Charter annually.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended January 31, 2004, with management and the outside auditors, including their judgment about the quality and appropriateness of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. In addition, the Audit Committee discussed with the outside auditors the matters required to be communicated under generally accepted auditing standards by Statement on Auditing Standards 61. The Audit Committee also discussed with the outside auditors the auditors' independence from management and the Company, and discussed the matters contained in the outside auditors' formal written statement received by the Company and required by the Independence Standards Board Standard No. 1.

The Audit Committee discussed with the Company's outside auditors the overall scope and plan for their audit. The Audit Committee met separately with the outside auditors, with and without management present, to discuss the results of their examinations, including the integrity, adequacy, and effectiveness of the accounting and financial reporting processes and controls, and the overall quality of Too, Inc.'s reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended January 31, 2004, for filing with the Securities and Exchange Commission.

Audit Committee

Philip E. Mallott, Chairman
Elizabeth M. Eveillard
Kenneth J. Strottman

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table shows the names of owners of the Company's common stock who, on February 29, 2004 (unless otherwise noted), were known by Too, Inc. to be beneficial owners of more than 5% of the shares of common stock of the Company.

Name and Address of Beneficial Owner	Amount Beneficially Owned[(1)]	Percent of Class[(2)]
Mac-Per-Wolf Company. 310 S. Michigan Ave. Suite 2000 Chicago, Illinois 60604	2,760,550[(3)]	8.0%
Kern Capital Management, LLC. 114 West 47th Street, Suite 1296 New York, New York 10036	2,046,400[(4)]	6.0%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	1,989,100[(5)]	5.8%
Cramer Rosenthal McGlynn, LLC 520 Madison Avenue New York, New York 10022	1,742,500[(6)]	5.1%

---

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and or investment power with respect to those securities.

(2) "Percent of Class" is calculated by dividing the number of shares beneficially owned by the total number of outstanding shares of the Company on February 29, 2004, plus the number of shares such person has the right to acquire within 60 days of February 29, 2004.

(3) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 22, 2004, by Mac-Per-Wolf Company ("Mac-Per-Wolf") and Janus Small Cap Value Fund ("Janus Fund"). Perkins, Wolf, McDonnell and Company, LLC ("PWMC"), a wholly owned subsidiary of Mac-Per-Wolf, is an investment adviser which furnishes investment advice to certain individual and institutional clients (collectively, the "Managed Portfolios"). Janus Fund, an investment company and one of the Managed Portfolios to which PWMC provides investment advice, is deemed to beneficially own 1,860,000 shares or approximately 5.4% of the Company's common stock.

(4) Based on the Schedule 13G of Kern Capital Management, LLC filed with the Securities and Exchange Commission on February 13, 2004.

(5) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 18, 2004, by FMR Corp. ("FMR"), Edward C. Johnson 3d, Abigail P. Johnson, Fidelity Management & Research Company ("Fidelity") and Fidelity Low Priced Stock Fund ("Fidelity Fund"). Fidelity is a wholly-owned subsidiary of FMR and, as an investment adviser, deemed to beneficially own 1,989,100 shares or approximately 5.8% of the Company's common stock as a result of acting as investment adviser to various investment companies including the Fidelity Fund, which is deemed to beneficially own 1,800,000 shares or approximately 5.24% of the Company's

common stock. Mr. Johnson and Ms. Johnson, along with other members of the Johnson family, through their ownership of Class B voting common stock of FMR and the execution of a shareholders' voting agreement are deemed to be a controlling group under the Investment Company Act of 1940 with respect to FMR and, thus, both Mr. Johnson and Ms. Johnson are deemed to beneficially own 1,989,100 shares or 5.79% of the Company's common stock.

(6) Based on the Schedule 13G of Cramer Rosenthal McGlynn, LLC filed with the Securities and Exchange Commission on February 6, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors, and greater than 10% stockholders to file reports of ownership and changes in ownership of the Company's securities with the Securities and Exchange Commission. SEC regulations require that copies of the reports be provided to the Company. Based on our review of such reports, we believe that all reporting persons complied with all filing requirements during the fiscal year ended January 31, 2004.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP served as the independent accountants for the Company for the 2003 fiscal year and throughout the periods covered by the consolidated financial statements. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting in order to respond to questions from stockholders, and they will have the opportunity to make a statement.

FEES OF THE INDEPENDENT ACCOUNTANTS

The following table shows the aggregate fees billed to the Company by its independent accountants, PricewaterhouseCoopers LLP, for services rendered during the fiscal years ended February 1, 2003 and January 31, 2004.

	Fiscal Year Ended	
	January 31, 2004	**February 1, 2003**
Audit Fees	$ 252,100	$ 202,800
Audit-Related Fees(1)	8,000	--
Tax Fees(2)	40,200	56,400
All Other Fees(3)	--	187,400

(1) Includes fees for accounting research on discontinued operations during the fiscal year ended February 1, 2003.

(2) Includes fees for services related to tax compliance and tax planning.

(3) Includes one-time fees for services rendered in connection with the Company's follow-on offering of common stock in May 2002 and fees associated with the audit of the third-party administrator for the Company's health care benefit plan during the fiscal year ended February 1, 2003.

The audit committee has considered whether the provision of services other than those performed in connection with the "Audit Fees" above is compatible with maintaining the principal accountant's independence.

The Audit Committee has a policy that the Committee will pre-approve all audit and non-audit services provided by the independent auditors. The Audit Committee may delegate pre-approval authority to a member of the Committee. The decisions of the member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting. The Audit Committee has delegated pre-approval authority to the Chairman.

STOCKHOLDER PROPOSALS

Stockholder proposals to be included in the proxy statement for the 2005 Annual Meeting of Stockholders should be submitted to the Secretary of the Company at our corporate offices by December 10, 2004, but not before November 10, 2004. The Company may omit from the proxy statement and form of proxy relating to the next annual meeting of stockholders any proposals which are not received by the Secretary by December 10, 2004, or which are received before November 10, 2004. Any stockholder proposal submitted outside the processes of Rule 14a-8 under the Securities and Exchange Act of 1934 for presentation at our 2005 Annual Meeting will be considered untimely for purposes of Rule 14a-4 and 14a-5 if notice thereof is received by the Company after February 25, 2004. To be submitted at the meeting, any such proposal must be a proper subject for stockholder action under the laws of the State of Delaware.

Stockholder nominations for the Board of Directors to be elected at the 2005 Annual Meeting of Stockholders should be submitted not less than 14 days, nor more than 50 days, before the 2005 Annual Meeting.

SOLICITATION EXPENSES

The Company will pay the expense of preparing, assembling, printing and mailing the proxy form and the form of material used in solicitation of proxies. Our associates may solicit proxies by telephone, mail services, electronic mail, mailgram, facsimile, telegraph, cable and personal interview.

CERTAIN MATTERS RELATING TO PROXY MATERIALS AND ANNUAL REPORTS

The Securities and Exchange Commission has adopted amendments to its rules regarding delivery of proxy statements and annual reports to stockholders sharing the same address. We may now satisfy these delivery rules by delivering a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant costs savings for us. To take advantage of this opportunity, we have delivered only one proxy statement and annual report to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We undertake to deliver promptly upon written or oral request a separate copy of the proxy statement or annual report, as requested, to a stockholder at a shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of a proxy statement or annual report, either now or in the future, you can request a separate copy of the proxy statement or annual report by writing to us at the following address: Investor Relations, Too, Inc., 8323 Walton Parkway, New Albany, Ohio 43054, Attention: Robert C. Atkinson, or by telephoning us at (614) 775-3500.

If you are currently a stockholder sharing an address with another Too, Inc. stockholder and wish to have your future proxy statements and annual reports householded, please contact Investor Relations at the above address or telephone number.

OTHER MATTERS

Copies of the exhibits to our 2003 Form 10-K Annual Report may be obtained, at a reasonable charge for copying and mailing, by writing to us at the following address: Investor Relations, Too, Inc., 8323 Walton Parkway, New Albany, Ohio 43054, Attention: Robert C. Atkinson, or by telephoning us at (614) 775-3500.

The Board of Directors knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named in the proxy intends to vote in accordance with their judgement on such matters.

By Order of the Board of Directors,

Michael W. Rayden
Chairman, President & Chief Executive Officer

TOO, INC.

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE

AS ADOPTED FEBRUARY 10, 2004

I. Audit Committee Purpose

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence; and
- the performance of the Company's internal audit function and independent auditors.

The Audit Committee shall prepare the audit committee report as required by the Securities and Exchange Commission (the "Commission") to be included in the Company's annual proxy statement.

II. Audit Committee Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board. Audit Committee members shall meet the independence, experience and other requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission. All members of the Audit Committee shall be financially literate and at least one member of the Audit Committee shall be a financial expert as defined by the Commission. Audit committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Audit Committee members shall be appointed by the Board on the recommendation of the Nominating and Governance Committee and shall serve until their successors are appointed and qualified. Audit Committee members may be replaced by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

The Audit Committee shall meet at least quarterly, or more frequently as circumstances dictate. The Audit Committee shall meet periodically with management, the internal auditors, and the independent auditor in separate executive sessions. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Audit Committee may request any officer or employee of the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any member of, or consultants to, the Committee.

III. Audit Committee Authority, Responsibilities and Duties

The Audit Committee shall have the responsibility to directly appoint, retain, compensate, evaluate and terminate the Company's independent auditor. The Audit Committee shall have the sole authority to approve all audit engagement fees and terms, as well as all significant non-audit engagements with the independent auditor. The Audit Committee shall be directly responsible for the oversight of the work of the independent auditor and any other registered public accounting firm employed by the Company (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor and any other such registered public accounting firm employed by the Company shall report directly to the Audit Committee.

The Audit Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor or other registered public accounting firm, subject to the *de minimus* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that are approved by the Audit Committee prior to the completion of the audit.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members of the Audit Committee when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting.

The Committee is authorized by the Board to investigate any matter within its terms of reference. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate to carry out its duties, to use resources from within the Company or to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. The Committee is authorized to seek information from any of the Company's directors, officers or employees, and from any outside advisors of the Company, for the purpose of fulfilling its duties and the Board shall, if so requested, direct such persons to cooperate with the Committee.

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of any expenses relating to the use of Company resources for investigative purposes, and for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall have the Charter published at least every three years in accordance with the Commission's regulations. The Audit Committee shall annually review the Audit Committee's own performance.

Consistent with the duties and obligations above, the Audit Committee, shall also:

Financial Statement and Disclosure Matters

1. Review and discuss the Company's annual audited financial statements with management and the independent auditor, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, and recommend to the Board whether the audited financial statements should be included in the Company's Annual Report on Form 10-K.

2. Review and discuss with management and the independent auditor the Company's quarterly financial statements, including disclosures made in Management's Discussion and Analysis of Financial Condition and Results of Operations, prior to the filing of its Form 10-Q, including the results of the independent auditor's review of the quarterly financial statements.

3. Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls, and any special steps adopted in light of material control deficiencies.

4. Review and discuss reports from the independent auditors submitted to the Audit Committee under Section 10A(k) of the Exchange Act, which reports shall include:

   (a) all critical accounting policies and practices to be used;

   (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

(c) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

5. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

6. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the Company's financial statements.

7. Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and guidelines. The Audit Committee is not required to be the sole body responsible for risk assessment and management, but it must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken.

8. Discuss with the independent auditor the matters required to be discussed by Statement on Accounting Standards No. 61 relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

9. Review disclosures made to the Audit Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

10. Obtain and review a report from the independent auditor, at least annually, describing:

    (a) the independent auditor's internal quality-control procedures;

    (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

    (c) all relationships between the independent auditor and the Company.

    After review, the Audit Committee shall evaluate the qualifications, performance, and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provisions of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. This evaluation shall include the review and evaluation of the lead or coordinating partner of the independent auditor, and should ensure the rotation of such lead or coordinating partner of the independent auditor as required by law. The Audit Committee should further consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm itself. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board.

11. Establish policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.

12. Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

13. Review the appointment and replacement of the senior internal auditing executive or the entity performing the internal audit function.

14. Review the significant reports to management prepared by the internal auditing department (or the entity performing the internal audit function) and management's responses.

15. Discuss with the independent auditor and management the internal audit department (or the entity performing the internal audit function) responsibilities, budget, and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

16. Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

17. Review reports and disclosures of insider and affiliated party transactions.

18. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

19. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

20. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

21. On at least an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

22. Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

23. Perform any other activities consistent with this Charter, the Company's by-laws, and governing law, as the Committee or the Board deems necessary or appropriate.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

TOO, INC.
INCENTIVE COMPENSATION PERFORMANCE PLAN

The Too, Inc. Incentive Compensation Performance Plan (the "**Incentive Plan**") is intended to satisfy the applicable provision of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**"). The Incentive Plan shall be administered by the Stock Option and Compensation Committee (the "**Committee**") of the Board of Directors of Too, Inc. (the "**Company**"). The Committee shall select those key executives of the Company with significant operating and financial responsibility, which shall include those individuals who are likely to be "covered employees" (within the meaning of Section 162(m) of the Code), for the relevant fiscal year, to be eligible to earn seasonal or annual cash incentive compensation payments to be paid under the Incentive Plan.

In respect of each Spring and/or Fall selling season or fiscal year, the Committee may establish performance goals for the Company. The performance goals selected by the Committee shall be based on any one or more of the following: price of the Company's common stock, par value $.01 per share, or the stock of any affiliate, shareholder return, return on equity, return on investment, return on capital, sales productivity, comparable store sales growth, economic profit, economic value added, net income, operating income, gross margin, sales, free cash flow, earnings per share, operating company contribution or market share. These factors shall have a minimum performance standard below which, and a maximum performance standard above which, no payments will be made. These performance goals may be based on an analysis of historical performance and growth expectations for the business, financial results of other comparable businesses and progress towards achieving the long-range strategic plan for the business. These performance goals and determination of results shall be based entirely on financial measures. The Committee may not use any discretion to modify award results except as permitted under Section 162(m) of the Code.

Annual incentive compensation targets may be established for eligible executives ranging from 10% to 150% of base salary. Executives may earn their target incentive compensation if the business achieves the pre-established performance goals. The target incentive compensation percentage for each executive will be based on the level and functional responsibility of his or her position, size of the business for which the executive is responsible, and competitive practices. The amount of incentive compensation paid to participating executives may range from zero to double their targets, based upon the extent to which performance goals are achieved or exceeded. Except as otherwise permitted by Section 162(m) of the Code, the minimum level at which a participating executive will earn any incentive payment, and the level at which an executive will bear the maximum incentive payment of double the target, must be established by the Committee prior to the commencement of each bonus period (or such earlier or later date as is permitted by Section 162(m)). Actual payouts must be based on either a straight-line or pre-established interpolation based on these minimum and maximum levels and the performance goals.

The maximum dollar amount to be paid for any year under the Incentive Plan to any participant may not exceed $3,000,000.

Too, Inc.

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